EXHIBIT 99.1

YAMANA GOLD INC.

RENEWAL ANNUAL INFORMATION FORM
FOR THE FISCAL YEAR ENDED FEBRUARY 29, 2004

June 25, 2004

150 York Street, Suite 1902
Toronto, Ontario M5H 3S5

YAMANA GOLD INC.
RENEWAL ANNUAL INFORMATION FORM FOR THE
FISCAL YEAR ENDED FEBRUARY 29, 2004

TABLE OF CONTENTS

ITEM	DESCRIPTION	PAGE

1.	INTRODUCTORY NOTESEX-99.6	3

2.	CORPORATE STRUCTURE	3

3.	GENERAL DEVELOPMENT OF THE BUSINESS OF THE COMPANY	4
OVERVIEW OF BUSINESS	4
THREE YEAR HISTORY	4
ACQUISITIONS AND DISPOSITIONS	5
TRENDS	6
RISKS OF THE BUSINESS	6

4.	NARRATIVE DESCRIPTION OF THE BUSINESS	12
PRINCIPAL PRODUCTS	12
COMPETITIVE CONDITIONS	13
OPERATIONS	13
MINERAL PROJECTS	15

5.	MANAGEMENT'S DISCUSSION AND ANALYSIS	57
SELECTED CONSOLIDATED FINANCIAL INFORMATION OF YAMANA	57
QUARTERLY INFORMATION	58
OUTSTANDING SHARE DATA	58

6.	DIVIDENDS	58

7.	CAPITAL STRUCTURE	58

8.	MARKET FOR SECURITIES	59

9.	DIRECTORS AND OFFICERS	60
CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES	62
CONFLICTS OF INTEREST	62

10.	PROMOTER	62

11.	LEGAL PROCEEDINGS	62

12.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	63

13.	AUDITORS, TRANSFER AGENT AND REGISTRAR	63

14.	MATERIAL CONTRACTS	64

15.	AUDIT COMMITTEE	64

16.	INTERESTS OF EXPERTS	69

17.	ADDITIONAL INFORMATION	70

GLOSSARY OF MINING TERMS	71

ITEM 1

INTRODUCTORY NOTES

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Except for statements of historical fact relating to Yamana Gold Inc., certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors described in this document under the heading “Risks to the Business”. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

        This renewal annual information form contains references to both US dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “Canadian dollars” or “Cdn$".

        The closing, high, low and average exchange rates for the US dollar in terms of Canadian dollars for the two years ended February 28, 2003, and the year-ended February 29, 2004 as reported by the Bank of Canada, were as follows.

	Year Ended February 29	Years Ended February 28
	2004	2003	2002
Closing	$1.33	$1.49	$1.61
High	1.49	1.62	1.56
Low	1.27	1.51	1.44
Average(1)	1.37	1.56	1.56
Note: (1) Calculated as an average of the daily noon rates for each period.

        On May 31, 2004, the Bank of Canada noon rate of exchange was US$1.00 = Cdn$1.36 or Cdn$1.00 = US$0.74.

FINANCIAL INFORMATION

        Financial information in this initial annual information form is presented in accordance with Canadian generally accepted accounting principles. Reference is made to Yamana's 2004 Annual Report, which is incorporated herein by reference.

ITEM 2
CORPORATE STRUCTURE

        Yamana Gold Inc. (the "Company" or "Yamana") was continued under the Canada Business Corporations Act by Articles of Continuance dated February 7, 1995. On August 15, 1995, pursuant to Articles of Amendment, the directors were authorized to determine the maximum number of directors, within the minimum and maximum numbers authorized in the Company's articles, and to appoint one or more directors to hold office for a term expiring not later than the close of the next annual meeting of shareholders, the total number of directors so appointed not to exceed one-third of the number of directors elected at the previous annual meeting of shareholders. On February 7, 2001, pursuant to Articles of Amendment, the Company created, and authorized the issuance of a maximum of 8,000,000, first preference shares, Series 1. On July 30, 2003, pursuant to Articles of Amendment, the name of the Company was changed from Yamana Resources Inc. to Yamana Gold Inc. On August 12, 2003, the authorized capital of the Company was altered by consolidating all of the then issued and outstanding common shares of the Company on the basis of one new Common Share for 27.86 existing common shares. All references to Common Shares in this annual information form are to post-consolidation shares, unless otherwise noted.

        The Company's head office is located at 150 York Street, Suite 1902, Toronto, Ontario M5H 3S5 and its registered office is located at 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3C2.

        The following chart illustrates the Company's principal subsidiaries (the "Subsidiaries"), together with the jurisdiction of incorporation of each company and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Company. As used in this annual information form, except as otherwise required by the context, reference to the "Company" or "Yamana" means Yamana Gold Inc. and the Subsidiaries.

YAMANA GOLD INC. (Canada)
100%
Minera Yamana Inc. (Ontario)
100%
Yamana Resources Limited (British Virgin Islands)
100%
Yamana Resources Brazil (BVI) Ltd. (British Virgin Islands)
100%
Recursos Yamana Limited (British Virgin Islands)
100%
Yamana Desenvolvimento Mineral S.A. (Brazil)
100%
Mineração Maracá Industria e Comércio S.A. (Brazil)
100%
CRSPAR Participações Ltda (Brazil)
100%
100%
Santa Elina Desenvolvimento Mineral S.A. (Brazil)
100%
Mineração Fazenda Brasileiro S.A. (Brazil)
Recursos Yamana S.A. (Argentina)
100%
Mineração Bacilândia Ltda. (Brazil)
100%
100%
100%
100%
100%
SÃO FRANCISCO, SÃO VICENTE PROPERTIES
CHAPADA PROPERTIES
FAZENDA NOVA/LAVRINHA MINE
FAZENDA BRASILEIRO MINE
SANTA CRUZ PROPERTIES

ITEM 3
GENERAL DEVELOPMENT OF THE BUSINESS OF THE COMPANY

Overview of Business

        The Company is currently engaged in the acquisition, exploration, development and operation of mineral properties in Brazil and Argentina. On August 12, 2003, the Company acquired the São Francisco, São Vicente and Fazenda Nova/Lavrinha properties (the "Santa Elina Properties") and the Chapada copper-gold project (the "Chapada Properties") in Brazil from Santa Elina Mines Corporation ("Santa Elina"). On August 15, 2003 the Company acquired the Fazenda Brasileiro gold mine (the "Fazenda Brasileiro Mine") in Brazil from Companhia Vale do Rio Doce ("CVRD"). These acquisitions have made the Company a significant gold producer in Brazil and one of Brazil's largest gold exploration landholders.

        The Company also holds exploration gold properties in the eastern part of Santa Cruz Province in the Patagonian region of Argentina and the Cumaru and Gradaus properties in Brazil.

Three Year History

        Between April 1999 and April 2002, Yamana's activities were focused almost exclusively on developing and producing high-grade silver ore from the Company's Martha Mine ("Mina Martha"), located in the western part of the province of Santa Cruz, Argentina. In April 2002, Yamana sold its interest in the Mina Martha Mine and the other silver-dominant properties in western Santa Cruz Province to Coeur d'Alene Mines Corporation.

        The sale of the western Santa Cruz silver properties has allowed Yamana to refocus on its gold-dominant properties in the eastern part of Santa Cruz Province and to seek new exploration opportunities elsewhere in the world.

        In April 2002, Yamana entered into an agreement (the "Santa Cruz Joint Venture") with Compania de Minas Buenaventura S.A.A. ("Buenaventura"), a Peruvian mining company, to fund a two-phase exploration program of the eastern region gold properties. Subsequently, Mauricio Hochschild & Compania S.A.C. ("Hochschild"), another Peruvian mining company, agreed to join the Santa Cruz Joint Venture. Collectively, these two companies were entitled to earn a 66 2/3% interest in Yamana's Argentine subsidiary, Recursos Yamana S.A. ("RYSA") by: (i) purchasing 1,500,000 Common Shares for $150,000 (which was completed in May 2002) and (ii) spending $5.85 million in exploration within a six year period. As at February 29, 2004, Buenaventura/Hochschild had funded $1.9 million. Subsequent to the February 29, 2004 year end, each of Buenaventura and Hochschild withdrew from the Santa Cruz Joint Venture. The Company is currently evaluating its options with respect to exploring the eastern region gold properties, which may include seeking further joint venture partners or the Company conducting the exploration program on its own.

        In October 2002, Yamana began an evaluation of its operations in view of the improvement of gold prices in early 2002. Yamana's investigation of opportunities in South America resulted in the acquisition of the 1,000-square-kilometre area of Cumaru, Brazil's largest garimpeiro reserve, in the Carajas Region of Para State, Brazil. This acquisition led to an equity financing of Cdn.$1.2 million, which closed on February 28, 2003.

        As part of its developing emphasis on Brazil, in early 2003, Yamana began discussions with Santa Elina. From April to July 2003, Yamana and Santa Elina negotiated the terms of the acquisition of the Santa Elina Properties and the Chapada Properties from Santa Elina and the acquisition of the Fazenda Brasileiro Mine from CVRD. The Chapada Properties are composed of the Chapada copper-gold project and other exploration lands in northern Goias State, Brazil. The Santa Elina Properties include São Francisco and São Vicente and two advanced pre-production gold projects, the Fazenda Nova/Lavrinha Mine, as well as some exploration projects, claims and concessions in Brazil. The pre-production projects are all in advanced stages of permitting and licensing. Fazenda Nova/Lavrinha is located in the Goias Mineral District in central Goias State, while São Vicente and São Francisco are located approximately 50 kilometres apart along the Santa Elina Gold Belt in west central Mato Grosso State near the Bolivian border.

        On July 31, 2003, the Company closed a private placement of 46,250,000 subscription receipts of the Company (the "Subscription Receipts") for gross proceeds of Cdn.$55.5 million. The Subscription Receipts were created and issued pursuant to the terms of a subscription receipt agreement dated July 31, 2003 (the "Subscription Receipt Agreement") entered into among the Company, CIBC Mellon Trust Company, as warrant agent thereunder and Canaccord Capital Corporation. Pursuant to the terms of the Subscription Receipt Agreement, on October 7, 2003, each Subscription Receipt was deemed to have been exchanged for one common share of the Company and one-half of one common share purchase warrant upon the exchange of the Subscription Receipts. The warrants were created and issued pursuant to the terms of a warrant indenture dated July 31, 2003 (the "Warrant Indenture") entered into between the Company and CIBC Mellon Trust Company, as warrant agent thereunder. Pursuant to the terms of the Warrant Indenture, each whole warrant is exercisable into one common share of the Company at a price of Cdn.$1.50 prior to 5:00 p.m. (Toronto time) on July 31, 2008. The Warrant Indenture contains provision designed to protect the holders of warrant against dilution upon the happening of certain events. No fractional common shares will be issued upon the exercise of any warrants.

        In connection with the acquisition of the Santa Elina Properties, the Chapada Properties and the Fazenda Brasileiro Mine, pursuant to an amended and restated master agreement (the "Master Agreement") dated July 31, 2003 between Santa Elina and Yamana, the Company's board of directors was increased from six to seven members and was reconstituted. The board of directors is currently comprised of Peter Marrone, Antenor Silva, Jr., Juvenal Mesquita, James Askew, Victor Bradley, Patrick Mars and Lance Tigert. Peter Marrone was appointed President and Chief Executive Officer of the Company.

        On December 23, 2003, Yamana closed an offering of 8,665,000 common shares of the Company, issued and sold on a bought deal basis, for gross proceeds of Cdn.$27,728,000 pursuant to a short form prospectus.

Acquisitions and Dispositions

Santa Elina Properties

        On August 12, 2003, Yamana acquired (i) a 100% interest in Mineracao Bacilandia Ltda., the holder of the Fazenda Nova/Lavrinha properties; (ii) a 100% economic interest in Santa Elina Desenvolvimento Mineral S.A., the holder of the São Francisco and São Vicente properties; pursuant to an amended and restated agreement (the "Share Purchase Agreement") entered into with Santa Elina dated June 23, 2003. In order to comply with legal restrictions applicable to border areas, 74.5% of the common shares of Santa Elina Desenvolvimento Mineral S.A. are held by Yamana Desenvolvimento Mineral S.A. MSP Participacoes Ltda. ("MSP") holds 25.5% of the common shares of Santa Elina Desenvolvimento Mineral S.A in trust for Yamana Desenvolvimento Mineral S.A. and a shareholders' agreement was entered into between Yamana and MSP, providing that, among other things, MSP will hold such shares for the benefit of Yamana and that Yamana controls the voting and disposition of such shares. Pursuant to the Share Purchase Agreement, Yamana issued 14,677,380 common shares and 7,338,690 warrants to Santa Elina.

Chapada Properties

        On August 12, 2003, Yamana, through a wholly-owned subsidiary, acquired all of the shares of Mineracao Maraca Industria e Comercio S.A. ("Mineracao Maraca"), an affiliate of Santa Elina and the holder of the Chapada Properties, and any intercompany loans owing by Mineracao Maraca to Santa Elina, pursuant to an amended and restated option agreement (the "Chapada Agreement") entered into with Mineracao Maraca dated as of June 23, 2003. Pursuant to the Chapada Agreement, the aggregate consideration paid by Yamana was $24,250,000, payable by the issuance of 20,208,333 common shares and 10,104,166 warrants.

Fazenda Brasileiro Mine

        On August 12, 2003, Yamana acquired all of the shares of Mineracao Fazenda Brasileiro S.A. ("Mineracao Brasileiro"), an affiliate of Santa Elina. On August 15, 2003, pursuant to an agreement (the "Fazenda Brasileiro Acquisition Agreement") entered into among Santa Elina, Mineracao Brasileiro and CVRD dated June 17, 2003, Mineracao Brasileiro acquired the Fazenda Brasileiro Mine for $20.9 million in cash. The range of environmental liabilities and closure costs assumed by Mineracao Brasileiro is $5.6 million to $6.6 million as at 2007 assuming closure of the mine at that time and the mine life not being further extended. The net present value of the high point of the range would be approximately $4.4 million. Yamana paid Canaccord Capital Corporation ("Canaccord") a fiscal advisory fee of Cdn.$450,000 in connection with the Fazenda Brasileiro Acquisition pursuant to a fiscal advisory agreement dated July 25, 2003 between Yamana and Canaccord. Yamana paid Canaccord Cdn.$125,000 for other services under the fiscal advisory agreement including sponsorship of the Company on the TSX.

        The acquisition of the Santa Elina Properties, the Chapada Properties and the Fazenda Brasileiro Mine are referred to collectively as the "Acquisitions".

        Upon completion of the Acquisitions, Santa Elina held 83.4% of the issued and outstanding common shares before giving effect to the exchange of the Subscription Receipts and 38.8% of the issued and outstanding common shares after giving effect to the exchange of the Subscription Receipts.

        Yamana also paid certain audit, legal and mining consultant fees and expenses in the amount of approximately $435,000 incurred by Santa Elina on behalf of Yamana, while Yamana was being reconstituted, in connection with the Acquisitions.

Other Acquisitions and Dispositions

        In April 2002, Yamana closed a three-way agreement (the "Coeur-Northgate Agreement") with Coeur and Northgate in which Coeur acquired Compania Minera Polimet S.A. ("Polimet"), a former Argentine subsidiary of Yamana and all its assets located in Santa Cruz Province, Argentina, in exchange for satisfying in full Yamana's loan obligation to Northgate under a two year $4,000,000 loan facility (later increased to $4,500,000). Under the Coeur-Northgate Agreement, Coeur agreed to transfer from Polimet back to Yamana's Argentine subsidiary, RYSA, all Santa Cruz properties and assets in the gold-dominant eastern part of the province while Polimet retains ownership of only the silver-dominant properties and assets in the western part of the province. Also in April 2002, Yamana also closed a private placement with Coeur for total proceeds of $255,000. Coeur also received the right to nominate one director to Yamana's board of directors.

        In January 2003, Yamana acquired from the Cumaru Garimpeiro Cooperativa a 100% interest in the 970-square kilometre Cumaru Garimpeiro Reserve and the adjoining 17-square kilometre Gradaus mining property located in Brazil. Gradaus consists of partially developed private ground with an active mining license and a modern operations camp. Pursuant to the land agreement, Yamana is required to make property payments of approximately $1,600,000 over the next five years with the final payment due on February 28, 2008.

Trends

        The market price of gold fell from above $350.00 per ounce for most of the 1990s to below $300.00 per ounce in 1997. However, it has found a recent support level at approximately $380 per ounce after reaching $328.20 per ounce in January 2004.

        The Chapada Properties include copper resources. Copper has traded in a range of $0.60 to $1.60 per pound and averaged over $1.00 per pound during the 1980s and 1990s. Copper has traded in the lower portion of this cycle since 1997. The London Metal Exchange cash copper price averaged $0.81 per pound in 2003. Copper is a key material used in the building construction, electrical energy, transportation, telecommunications and industrial machinery businesses.

Risks of the Business

        The operations of the Company are speculative due to the high-risk nature of its business which is the acquisition, financing, exploration, development and operation of mining properties. These risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Exploration, Development and Operating Risks

        Although Yamana's activities are primarily directed towards mining operations and the development of mineral deposits, its activities also include the exploration for and development of mineral deposits.

        Mining operations generally involve a high degree of risk. Yamana's operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, silver and copper, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

        The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Yamana or any of its joint venture partners will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices that are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Yamana not receiving an adequate return on invested capital.

        There is no certainty that the expenditures made by Yamana towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Insurance and Uninsured Risks

        Yamana's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses and possible legal liability.

        Although Yamana maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company's operations. Yamana may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Yamana or to other companies in the mining industry on acceptable terms. Yamana might also become subject to liability for pollution or other hazards that may not be insured against or that Yamana may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Yamana to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

        All phases of the Company's operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that existing or future environmental regulation will not materially adversely affect the Company's business, financial condition and results of operations. Environmental hazards may exist on the properties on which the Company holds interests that are unknown to the Company at present and that have been caused by previous or existing owners or operators of the properties.

        Government approvals and permits are currently, or may in the future be, required in connection with the Company's operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

        Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including the Company, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

        Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

Infrastructure

        Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations, financial condition and results of operations.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

        The figures for Mineral Reserves and Mineral Resources contained in this annual information form are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

        Fluctuation in gold prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of the Company's ability to extract these Mineral Reserves, could have a material adverse effect on the Company's results of operations and financial condition.

Need for Additional Reserves

        Because mines have limited lives based on proven and probable reserves, the Company must continually replace and expand its reserves as its mines produce gold. The life-of-mine estimates included in this annual information form may not be correct. The Company's ability to maintain or increase its annual production of gold will be dependent in significant part on its ability to bring new mines into production and to expand reserves at existing mines.

Land Title

        The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims underlying portions of the Company's interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Competition

        The mining industry is intensely competitive in all of its phases and the Company competes with many companies possessing greater financial and technical resources than itself. Competition in the precious metals mining industry is primarily for mineral rich properties that can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a global basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. Existing or future competition in the mining industry could materially adversely affect the Company's prospects for mineral exploration and success in the future.

Additional Capital

        The exploration and development of the Company's properties, including continuing exploration and development projects, and the construction of mining facilities and commencement of mining operations, will require substantial additional financing. Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on any or all of the Company's properties or even a loss of a property interest. The only source of funds now available to the Company is through the sale of equity capital, properties, royalty interests or the entering into of joint ventures. Additional financing may not be available when needed or if available, the terms of such financing might not be favourable to the Company and might involve substantial dilution to existing shareholders. Failure to raise capital when needed would have a material adverse effect on the Company's business, financial condition and results of operations.

Commodity Prices

        The profitability of the Company's operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, the rate of inflation, the world supply of mineral commodities and the stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of mineral commodities has fluctuated widely in recent years, and future price declines could cause commercial production to be impracticable, thereby having a material adverse effect on the Company's business, financial condition and results of operations.

        Furthermore, reserve calculations and life-of-mine plans using significantly lower gold prices could result in material write-downs of the Company's investment in mining properties and increased amortization, reclamation and closure charges.

        In addition to adversely affecting the Company's reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Governmental Regulation of the Mining Industry

        The mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although the Company believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of the Company's properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company's business, financial condition and results of operations.

Foreign Operations

        The Company's operations are currently conducted in Brazil and Argentina and, as such, the Company's operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

        Changes, if any, in mining or investment policies or shifts in political attitude in Brazil or Argentina may adversely affect the Company's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

        Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

        The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company's operations or profitability.

Labour and Employment Matters

        While the Company has good relations with both its unionized and non-unionized employees, production at its mining operations is dependant upon the efforts of the Company's employees. In addition, relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in whose jurisdictions the Company carries on business. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company's business, results of operations and financial condition.

Foreign Subsidiaries

        The Company is a holding company that conducts operations through foreign (Brazilian and Argentinean) subsidiaries, joint ventures and divisions, and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company's ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company's valuation and stock price.

Market Price of Common Shares

        The Common Shares are listed on the Toronto Stock Exchange (the "TSX"), the American Stock Exchange ("Amex") and the London Alternative Investment Market ("AIM"). Securities of micro and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The Company's share price is also likely to be significantly affected by short-term changes in gold prices or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the Company's performance that may have an effect on the price of the Common Shares include the following: the extent of analytical coverage available to investors concerning the Company's business may be limited if investment banks with research capabilities do not continue to follow the Company's securities; the lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of Common Shares; the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities.

        As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the Company's long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Dividend Policy

        No dividends on the Common Shares have been paid by the Company to date. The Company anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business. The Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company's board of directors after taking into account many factors, including the Company's operating results, financial condition and current and anticipated cash needs.

Dilution to Common Shares

        As of May 31, 2004, approximately 47,691,538 Common Shares were issuable on exercise of warrants, options or other rights to purchase Common Shares at prices ranging from Cdn.$1.50 to Cdn.$7.24.

        During the life of the warrants, options and other rights, the holders are given an opportunity to profit from a rise in the market price of the Common Shares with a resulting dilution in the interest of the other shareholders. The Company's ability to obtain additional financing during the period such rights are outstanding may be adversely affected and the existence of the rights may have an adverse effect on the price of the Common Shares. The holders of the warrants, options and other rights may exercise such securities at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favourable than those provided by the outstanding rights.

        The increase in the number of Common Shares in the market and the possibility of sales of such shares may have a depressive effect on the price of the Common Shares. In addition, as a result of such additional Common Shares, the voting power of the Company's existing shareholders will be substantially diluted.

Future Sales of Common Shares by Existing Shareholders

        Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Company's ability to raise capital through future sales of Common Shares. Substantially all of the Common Shares not held by affiliates of the Company can be resold without material restriction either in the United States, in Canada or both.

Dependence Upon Key Management Personnel and Executives

        The Company is dependent upon a number of key management personnel, including its President and Chief Executive Officer. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. The Company's ability to manage its exploration and development activities, and hence its success, will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The Company has entered into employment agreements with certain of its key executives.

Possible Conflicts of Interest of Directors and Officers of the Company

        Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. The Company expects that any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders, but there can be no assurance in this regard. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest with or which are governed by the procedures set forth in the Canada Business Corporations Act and any other applicable law.

History of Losses

        Although the Company recorded earnings of $1,007,646 for the year ended February 29, 2004, the Company has previously experienced operating losses since its incorporation on March 17, 1994. The fiscal year ended February 29, 2004 is the only period in which the Company maintained operating assets. Prior to this fiscal year, the Company was an early stage exploration company. The losses during the last two fiscal years amounted to $11,028,955 for the year ended February 28, 2002, $3,391,949 for the year ended February 28, 2003. The Company had an accumulated deficit of $52,644,546 as at February 28, 2002; on August 30, 2002, Yamana's shareholders approved the elimination of this deficit by way of a corresponding reduction to capital stock. Total accumulated deficit as at February 28, 2003, after the reduction, was $3,490,589 and as at February 29, 2004 it was $2,519,933. There can be no assurance that the Company will be able to sustain profitability in the future.

ITEM 4
NARRATIVE DESCRIPTION OF THE BUSINESS

        Yamana is engaged in the acquisition, financing, exploration, development and operation of precious metal mining properties in Brazil and Argentina.

Principal Products

        The Company's principal product is gold, with gold production forming a significant part of revenues. There is a global gold market into which Yamana can sell its gold and, as a result, the Company will not be dependent on a particular purchaser with regard to the sale of the gold that it produces.

        The Company expects to begin producing copper in 2007, which is expected to add to revenues and cash flow from its gold production.

Competitive Conditions

The precious metal mineral exploration and mining business is a competitive business. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties. The ability of the Company to acquire precious metal mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

Operations

Employees

        Following the Acquisitions, from August 15, 2003 to February 29, 2004, the Company had 16 employees. As of the date hereof, the Company has approximately 600 employees.

Foreign Operations Risks

        The Company currently owns the Fazenda Brasileiro Mine, the São Francisco/São Vicente property, Fazenda Nova/Lavrinha property, the Chapada Properties and the Cumaru-Gradaus properties in Brazil and the Santa Cruz properties in Argentina. Any changes in regulations or shifts in political attitudes in Brazil or Argentina are beyond the control of the Company and may adversely affect its business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. The effect of these factors cannot be accurately predicted.

Brazil

        Brazil is the eighth largest economy in the world and South America's largest country in population and area. It is a constitutional democracy with a strong national policy encouraging foreign investment. No special taxes or registration requirements are imposed on foreign-owned companies and foreign investment capital is treated equal to domestic capital.

        Brazil ranks as one of the world's leading jurisdictions for mining investment. The country offers extensive infrastructure, a large pool of skilled technical and professional personnel, and an established legal system. Mineral resources are defined and mining rights guaranteed under Brazil's Federal Constitution, Federal Mining Code and various Executive Laws. The Federal Government collects royalties on mineral production; up to half this royalty is paid to the surface land owner.

Brazilian Mining Laws

        Under the Brazilian Constitution, mineral deposits represent a property interest separate from the surface rights and belong to the federal government. The prospecting and mining of mineral resources in Brazil may be carried out by Brazilians or by companies duly incorporated in Brazil, which holds a license or concession granted by the federal government.

        Certain royalties are levied on mineral production in accordance with Brazilian law. The current statutory royalty imposed by the federal government on gold properties is 1% of net smelter revenue ("NSR"). Of this 1% NSR, 65% is payable to the municipality, 23% is payable to the state government, and 12% is payable to the federal government.

        The DNPM. In Brazil, mining activity requires the grant of licenses and concessions from the Departamento Nacional da Producao Mineral (the "DNPM"), an agency of the Brazilian federal government responsible for controlling and enforcing the Brazilian Mining Code. Agreements with landowners are also required. These government concessions consist of: (i) applications for exploration licenses; (ii) exploration licences; and

(iii) mining concessions. The area covered by concessions is limited to 10,000 hectares but may be smaller in area depending upon the region where the concession is situated.

         Applications for Exploration Licenses. An application for an exploration license must be supported by a location map, exploration plan and motivation report, and must comply with certain other requirements. Provided the area of interest is not already covered by a pre-existing application or exploration license and that all requirements are met, the DNPM would normally grant the permit on a priority of application basis. Applications are sequentially numbered and dated on filing with the DNPM.

        Exploration License. An exploration license entitling the holder to prospect must be requested in an exploration application addressed to the DNPM which, when registered, guarantees the applicant priority if the prospect applied for is not already covered by a geological reconnaissance permit, exploration license, mining concession or mine manifest in favour of others, and if no prior application has been filed for authorization to prospect in the same area. An exploration license from the DNPM specifies the properties included within the area of prospecting and defines the latter by locality, boundaries and surface area.

        An exploration license is valid for up to three years, can be renewed for a further period under special conditions and may be transferred. Exploration must begin within 60 days of the issuance of the license and must not be suspended for more than three consecutive months or 120 non-consecutive days. Otherwise, the DNPM has the discretion to terminate the license. Within the term of an exploration license, the holder of an exploration license must carry out the work necessary to determine the existence and extent of a mineral deposit and to assess its exploitability in economical and technical terms. In addition, the holder of an exploration license must submit to the DNPM a report of exploratory work done. Upon submission of that report, the DNPM has the right to inspect the area to confirm the accuracy of the report and shall approve the report when the existence of a mineral deposit has been confirmed. Upon approval of that report, the holder of the license has one year to apply for a mining concession. In exceptional cases the extraction of mineral substances in authorized areas may be permitted before the granting of a mining concession, subject to the prior authorization of the DNPM.

        Mining Concessions. An application for a mining concession must be addressed to the Brazilian Mining Ministry by the holder of an approved exploration license, supported by information regarding the plan for economic development of the deposit, including a description of the mining plan, the processing plants, proof of the availability of funds or existence of financial arrangements for carrying out the economic development plan and operation of the mine.

        Applications for mining concessions must also include an independently prepared environmental plan that must deal with water treatment, soil erosion, air quality control, revegetation and reforestation (where necessary) and reclamation. Mining concessions will not be granted unless the mining plan, including the environmental plan, is approved by the state authorities. The mining concession, once granted, will contain terms and conditions of the concession which will include terms and conditions relating to environmental matters. Terms relating to environmental matters may include employment conditions for employees working with hazardous materials (such as periodic employee rotation), a code for mine construction (as may be necessary, for example, to avoid contamination of soil and ground water, for proper drainage and to limit erosion), tailings disposal guidelines, procedures and timetables for revegetation and reforestation, and the plan for reclamation once mining is completed.

        Site visits by governmental authorities to properties where mining concessions are granted occur on a regular basis (generally, the frequency of visits will depend upon the nature of the work being undertaken and the length of the prior visit) and annual progress or status reports must be submitted by the mining company that holds the mining concession. Those visits or reports may require a mining company to adopt changes to the mining plan based on the recommendations made by governmental authorities. Failure to comply with the recommendations may result in fines, damages, restitution and imprisonment for officers of the mining company. A mining company's annual operating permit may not be renewed if the mining company has not complied with the recommendations.

        The holder of an approved Brazilian mining concession must, among other things, start working within six months after publication of the mining concession. The mining work, once commenced, cannot be interrupted for more than six consecutive months except for proven reasons of force majeure, otherwise the concession may be revoked. The mining company is also required to file with the DNPM annually, detailed statistical reports on the mine's performance. Mining concessions are not limited in time and will remain valid until full depletion of the mineral deposit. Mining concessions can be transferred between parties qualified to hold them. The holder of a mining concession is entitled to sell or lease the concession subject to the approval of the appropriate governmental authority which will be granted if the conditions provided for in the applicable legislation are met. Once a mining concession is granted, a mining company is required to obtain an operating permit for each mine that is operated. The operating permit is renewed annually subject to compliance with environmental matters.

        No significant fees or other payments are required to be paid in connection with the issuance of an exploration licence, an application for an exploration license or mining concession, or a mining concession itself. However, surface owners must be compensated for disturbance of their farming and other activities. If compensation cannot be resolved by negotiation between the parties, then any such dispute will be resolved by the courts based upon tradition for the region and type of mining.

        Foreign Investment Controls. In accordance with Brazilian foreign investment control law, recipients of foreign investments must, in order to register such investments as foreign capital, present to the Central Bank of Brazil (the "Central Bank") contracts for the sale of the foreign currency remitted to Brazil, bank documentation evidencing the credit and debit of Brazilian reals corresponding to the foreign currency so remitted, certified extracts of all accounting entries related to the remitted funds (up to and including their capitalization), corporate documentation evidencing the capitalization, and proof of domicile abroad of the foreign investor. Upon all such documentation furnished to, and accepted by the Central Bank, the Central Bank will issue certificates with respect to the remittances effected as foreign investment in the form of capital. The registration of investments as foreign capital, as evidenced by the appropriate Central Bank certificates of registration, grants the foreign investor the right to repatriate the registered investments and to remit after-tax earnings attributable to such investments. These earnings may be reinvested in Brazil, either through their capitalization in the entity which produced the earnings or their investment in another Brazilian entity. Such capitalized earnings may then be registered as foreign capital with the Central Bank in foreign currency.

        On the ultimate sale of an investment in Brazil, current Brazilian regulations provide that the foreign investor may remit the proceeds of the sale free of withholding tax up to the amount of the registered foreign capital of the remitter.

Mineral Projects

Fazenda Brasileiro Mine

        The disclosure under the heading "Narrative Description of the Business - Mineral Projects - Fazenda Brasileiro Mine" has been derived, in part, from a technical report dated July 4, 2003 entitled "A Technical Review of the Fazenda Brasileiro Gold Mine and Adjacent Exploration Property in Bahia State, Brazil for Santa Elina Mines Corporation" prepared by John R. Sullivan, P.Geo., Senior Associate Geologist, G. Ross MacFarlane, P.Eng., Senior Associate Metallurgical Engineer, and Velasquez Spring, P.Eng., Senior Geologist, of Watts, Griffis and McOuat Limited ("WGM"). Certain disclosure has also been derived from an estimate of mineral reserves dated February 2004 prepared by Juan Luis Cespedes Goycochea, Geologist, Geostatician, Cespedes & Cia Ltd. ("CCL").

Property Description and Location

        The Fazenda Brasileiro property includes a producing gold mine and adjacent exploration properties and is located in east central Brazil close to the Atlantic coast, in the eastern portion of Bahia state, 180 kilometres NNW of the state capital city of Salvador. The property, all of which is within the Rio Itapicura Greenstone Belt ("RIGB"), can be roughly divided into two parts. One part covers the east-west trending Weber Belt, which hosts the mine, operating open pits and areas of immediate exploration potential. The other part covers large portions of the north-south trending portion of the RIGB and several exploration permits southwest of the mining area. The Weber Belt area is comprised of 15 contiguous tenements at various stages of the Brazilian tenure process, totalling approximately 12,000 hectares. The remaining area is comprised of 61 blocks, many of which are contiguous and all at various stages of the tenure process, totalling approximately 60,000 hectares in area.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

        The Fazenda Brasileiro site is accessed from Salvador via 180 kilometres of paved roads, including two-lane and four-lane highways and secondary paved highways to the village of Teofilandia, which is 15 kilometres by road southeast of the mine. This road from Teofilandia to the mine is unpaved but of good quality. There are numerous direct flights daily from Salvador to São Paulo and other major Brazilian cities from which connections are available to a variety of international destinations. Various secondary and tertiary roads, some of poor quality, lead from the mine area to portions of the exploration properties although the routes are circuitous.

        The climate is semi-arid and seasonal variations are minimal but rain is more prevalent between November and January. Average annual rainfall, measured on the site, is around 500 millimetres. Average annual temperature is approximately 24(degree)Celsius with virtually no month-to-month variation.

        The town of Teofilandia serves as the main community for workers at the mine and there is a much smaller village between it and the mine. The local population is approximately 15,000 people, the vast majority of whom live in Teofilandia. The general area of the exploration properties is inhabited largely by subsistence farmers and garimpeiros. Outside of the Fazenda Brasileiro mine, local economic activity consists of subsistence agriculture, goat herding and cattle ranching.

        Teofilandia is a full service town and it and the mine are served by the national power grid and highways. There is a freight-only rail line that passes close to the mine, but it is not used by the mine.

        Mine site infrastructure includes a 470 metre vertical shaft; a series of underground ramps; a 960,000 tonnes per year carbon-in-pulp ("CIP") milling facility; plastic lined heap leach pads and associated processing equipment; a series of plastic lined tailings disposal ponds; a warehouse and maintenance shops; drill core logging, splitting and storage facilities; a sample preparation facility and assay laboratory; a cafeteria; a helicopter landing pad from which gold bullion is shipped off site and several office complexes. In addition, the mine has a water system consisting of a well field located east of Teofilandia, a buried pipeline and a pumping system to provide potable and processing water to Teofilandia and the mine.

        Topography is gently rolling with elevations of 300 to 500 metres above mean sea level. Relief is generally 50 to 100 metres although there are occasional hills and series of hills rising 200 to 300 metres. Vegetation is generally sparse although at the time of the WGM site visits the entire area was green. Plant cover is composed of rough, low grasses, algaroba (mesquite-like) trees and sisal plants. There are very few flowing water courses in the area.

History

        The Fazenda Brasileiro mine began production in 1984 as an open pit, heap leach operation. In 1988, production began from underground operations with processing in the newly constructed CIP plant and has been continuous since such time. A small amount of heap leach production has continued throughout the mine life. Total gold production at the end of 2003 is estimated at over 2,150,000 ounces. Heap leach and CIP mill recoveries have averaged 75% and 95%, respectively. CIP throughput and grade have been very consistent on a year-by-year basis.

Geological Setting

        The RIGB is of early Proterozoic age (2,500 to 1,600 million years ago) and is generally divided into three lithologic domains: (i) a mafic volcanic domain of pillowed and massive tholeitic basalts; (ii) a felsic volcanic domain of calc-alkaline andesites, rhyodacites and pyroclastics; and (iii) a sedimentary domain of fine-grained clastics and conglomerates of volcanic origin, portions of which are intercalated with the volcanic sequences. All these domains are intruded by Proterozoic granitoids and the belt is underlain by Archean basement gneisses and migmatites. Most of the belt was metamorphosed to middle greenschist facies, except where amphibolite facies metamorphism developed around intrusions.

        Outcrop is sparse (+/-10%) both regionally and locally throughout the project area. Most of the detailed geological information is obtained from surface trenching, which is routinely used as a mapping tool. Other detailed information is obtained from drill holes (diamond and percussion) and underground mapping, although the latter is used mainly as a double check on drill core geology and is carried out by technicians.

        The Weber Belt is a ten-kilometre long east-west trending south dipping shear zone, which abruptly turns towards the south near its western extremity. A similar southern bend may occur at its eastern extremity as Weber Belt stratigraphy has been intersected by drilling in this area, south of the main trend. The Weber Belt is host to the most significant gold mineralization in the RIGB, including the Fazenda Brasileiro mine. The Weber Belt also hosts the Barrocas Oeste, Papagaio, Lagoa do Gato and Canto satellite zones, all of which are either in small-scale production or have been in production from small tonnage open pits.

        The Weber Belt has been grouped into the following four distinct overturned sequences from south to north:

1.	the Riacho do Inco unit, which is mainly composed of carbonate-chlorite schist with minor intercalations of carbonaceous schist lenses. The protolith of this rock is assumed to be basaltic lava;

2.	the Fazenda Brasileiro unit, which is dominated by felsic and mafic schists. This unit contains the dominant gold concentrations and is subdivided into three units, namely:

(i)	the graphitic schist ("GRX"), which forms the hanging wall of the main Fazenda Brasileiro mine ore zone. Due to its lateral persistence and distinctive character, it is considered a marker horizon;

(ii)	the magnetic quartz-chlorite schist ("CLX"), which consists of two major layers of 20 metre and 3 metre average thickness. Part of this unit is situated at the contact with the GRX and hosts the main ore shoot; and

(iii)	the Intermediate Sequence, which is composed of sericite-chlorite-carbonate schist ("CAX") and plagioclase-actinolite schist ("PAX"). The latter are weakly altered gabbroic bodies which show ophitic to subophitic textures and occur disseminated within the CAX and sometimes within the CLX units. The CAX rocks represent less mafic surrounding basalts. Researchers feel that the Fazenda Brasileiro unit as a whole represents a mafic sill, emplaced between metabasalts and turbidites. The intrusion is differentiated into metagabbro (PAX and CAX), grading to metaferrogabbro (CLX), and even into meta-anorthosite (quartz-feldspathic breccia) at the top. Such a pattern, however, appears inconsistent with the reverse dip of the unit. An alternative interpretation suggests that the gabbro was restricted to the PAX lithologies and that the CLX consisted of differentiated tholeiitic basalts;

3.	the Canto unit, which consists of fine-grained carbonaceous sediments (pelites and rhythmically banded pelites and psammites), volcanic layers and an agglomeratic pyroclastic sequence. The pyroclastic sequence is the main host rock for the Canto mineralization; and

4.	the Abobora unit, which is located in the northernmost part of the Weber Belt. It comprises a thick sequence of basalt flows with local, narrow sedimentary intercalations.

        Deformation along the main east-west shear zone has destroyed most of the original features in the rocks of the mine area.

        The structural history of the area is complex, with at least three phases of ductile and ductile-brittle deformation followed by late brittle faulting which latterly offset the Fazenda Brasileiro ore shoots (referred to as "orebodies" in some papers and reports) by up to 100 metres. The main mineralization, in the form of sulphide bearing quartz veining, is associated with the second phase.

        Mineralization within the magnetic schist (CLX unit), host to the vast majority of the deposit, exhibits a hydrothermal alteration zoning affecting single veins and entire ore shoots. Three types of quartz veins are recognized, simple quartz veins, quartz-carbonate-biotite veins and quartz-albite-sulphide veins. Simple quartz veins are composed of recrystalized quartz and minor calcite and the host CLX has alteration haloes with sericite, chlorite and occasionally biotite a few centimetres thick. The quartz-carbonate-biotite veins are composed of carbonate with interstitial quartz and brown biotite. Surrounding alteration consists of carbonate, biotite and rare pyrite and pyrrhotite. The quartz-albite-sulphide veins, host to the high grade mineralization, are composed of quartz, albite, pyrite and arsenopyrite. Pyrite and arsenopyrite concentrate at the contacts with the adjacent altered CLX. In general, alteration zones form centimetric to decimetric bands parallel to vein margins. Since most ore shoots are formed by several generations of crosscutting veins, alteration bands related to each generation of veins are superimposed and form a coarse-grained brecciated rock composed of quartz, albite, carbonate and sulphides. The CLX alteration is characterized by a major decrease in chlorite content along with increases in albite, calcite, pyrite and arsenopyrite.

Exploration

        Mine exploration is primarily concentrating on the F, G, E-east and E-deep ore bodies. Fan diamond drilling on 25 by 10 metre grids from footwall drifts has been conducted as part of the stope definition process. This zone hosts the bulk of the Proven and Probable Mineral Reserves and nearly all of the present underground production comes from it. This is routine drilling designed to upgrade Indicated Mineral Resources to the Measured Mineral Resources category.

        In 2000, a deep diamond drilling program began from hanging wall access drifts just below the bottom of the 470 metre shaft. Holes were drilled over a 2.6 kilometre strike length from 500 metres to 1,000 metres below surface on a nominal 100 metre horizontal by 25 metre vertical grid (increasing to 50 metres with depth). In 2001, significant results were obtained about 300 metres below the CE zone. Nine holes intersected typical CLX unit related mineralization over a 1 kilometre strike length now known as the "E-Deep zone".

        Since August 2003, Yamana has conducted an exploration and infill drilling program at the Fazenda Brasileiro Mine designed to upgrade the current probable mineral reserves to proven mineral reserves and replace mined mineral reserves and a deeper drilling program designed to extend the mine's underground mineral resources at depth and to the east. Drilling has been focused on underground orebodies adjacent to the mine, underground orebodies at or near the level of existing mine workings and orebodies beneath the existing mine workings.

        Exploration, largely in the form of diamond drilling, is ongoing on the Barrocas Oeste, Canto and Papagaio properties.

Mineralization

        Fazenda Brasileiro is an epigenetic, structurally controlled and hydrothermally altered, Precambrian quartz-vein hosted lode gold deposit that has been subjected to greenschist facies metamorphism. There is some suggestion of a partial syngenetic origin for the gold because of the anomalous gold content (0.05 to 0.10 grams of gold per tonne) throughout visibly unmineralized CLX.

        Hydrothermal alteration and the style of veining are typical of well studied greenschist facies deposits such as Sigma and Kerr-Addison in the Canadian Archean and the Hunt Mine in Western Australia.

Fazenda Brasileiro Mine

        Gold mineralization within the mine area is related to multi-phase quartz veining events. At the mine, the gold occurs in at least three textural settings; as particles attached to sulphide grains, as particles within fractures in sulphide grains and as particles within fractures in quartz/albite gangue. Gold grains typically contain less than 5% silver. The bulk of the mineralization is hosted by quartz-albite-sulphide veins within the magnetic schist (CLX) unit. Veins (often multiple) vary from one to four centimetres thick, have irregular margins and are typically oriented sub-parallel to the predominant east-west trend of the mine package. These multiple vein systems vary in true width from 1.5 metres to 40 metres and horizontal mining widths vary from a minimum 3 metres to 40 metres.

They are generally 40(0)to 70(0)south dipping, with a shallow to moderate east plunge although this is quite variable, having a slight westerly plunge in the presently being mined CE area and a flat to gently westerly plunge in the areas known as the F and G zones.

Barrocas Oeste

        This property is situated on the western extension of the belt where it bends to the south immediately adjacent to and west of a major north-south fault. The property has seen mining of oxide material (174,000 tonne grading 2.82 grams of gold per tonne) from three open pits, the last of which ceased production in April 2003. Mineralization strikes northeast, dips at 45(0)to the southeast and plunges 10(0)northeast, and is geologically similar to that of Fazenda Brasileiro, although it is more complex structurally. The mineralization is known to continue with a gentle plunge to the northeast along strike. There has been no resource estimate prepared for Barrocas Oeste to date and while its potential is good, there is not enough data available to allow for an estimate. Any resource outlined would require development of a ramp. There is some suggestion that the mineralization is in the form of rod-like bodies with more continuity along plunge as opposed to down dip and plunge as is the case at Fazenda Brasileiro.

        The Company is determining the feasibility of the underground resource and additional diamond drilling will be required prior to making such determination.

Papagaio

        This property is located 6 kilometres east of the mine within the Weber Belt stratigraphy. Three small open pits have yielded 80,000 tonnes grading 3 grams of gold per tonne. Mineralization consists of quartz, albite, pyrrhotite, arsenopyrite, (pyrite) veins and networks of such veins hosted by the CLX unit within a shear zone at an altered basalt/sediment contact. Three additional oxide zones totalling 250,000 tonnes grading 2.2 grams of gold per tonne have been reported by CVRD and are presently being mined from a single pit. In late May 2003, CVRD prepared an informal resource estimate on mineralization on trend to the southwest, down plunge adjacent to that being mined. The zones being mined strike west-northwest, dip about 25(0)south and plunge 10(0)west. Percussion drilling to the west down dip and plunge is underway and diamond drilling is scheduled to begin in mid-2003. LOM planning does not include long range production from Papagaio.

        There is good potential to develop additional tonnage at grades similar to those being mined presently.

Lagoa do Gato

        This property is located 7 kilometres east-northeast of the mine and covers a portion of a quartz porphyry subvolcanic intrusive in the northern portion of the Weber Belt. East-west trending shear zones 100 to 200 metres wide cut the intrusive. They host sericite schists occasionally carrying auriferous disseminated pyrite and are being mined in a series of very small open pits. Grade is 1.2 to 1.5 grams of gold per tonne and the mined material is heap leach processed. Several dozen of these small auriferous areas have been identified and CVRD carries a Proven Mineral Reserve of 255,000 tonnes grading 1.5 grams of gold per tonne for Lagoa do Gato.

        Drilling has intersected similar values at 60 to 70 metre depths in sulphide material and CVRD had intended to conduct further drilling. WGM does not anticipate that any such drilling would likely contribute value to the project. Yamana is evaluating the merit of further drilling. At the present time, this property is not a focussed target for further drilling.

Canto I and II

        This property is immediately adjacent to the north and northeast of the mine, is underlain by the northern portion of the Weber Belt stratigraphy and while no resource has been identified, it has seen limited production from oxide pits (the Canto II pit hosted+/-5 grams of gold per tonne material). Shear zone quartz vein mineralization is hosted by metasediments and agglomerates. It is east-west striking, dips about 45(0)south and has an undulating gentle plunge to the west.

        In 1998 and 1999, three 100 metre spaced sections of exploration holes were drilled, roughly on 50 metre centres beneath the Canto II pit to a depth of 275 metres vertical. Several encouraging intersections such as 4.45 grams of gold per tonne over 3.0 metres, 9.57 grams of gold per tonne over 1.5 metres and 3.73 grams of gold per tonne over 4.0 metres were cut. Portions of the property could be easily accessed from present mine workings. A 13,000 metre diamond drilling program began in June 2003. The Canto area holds very good advanced exploration potential.

Cedro Property

        This exploration property is close to the mine infrastructure. It is located 3.5 kilometres south of Papagaio on the east end of the Weber Belt in a covered area where a blind discovery was made based on the assumption that the Weber Belt stratigraphy turned south in a manner similar to its behaviour of the belt's western extension. There was a surface geochemical anomaly, which was not considered significant, but a trench exposed what appeared to be belt stratigraphy and a single diamond drill hole has returned three intersections of interest, two of which were associated with the CLX unit. In the hanging wall above the CLX, 4.4 grams of gold per tonne over 0.5 metres were cut. Within the CLX unit, arsenopyrite rich intersections of 3.3 grams of gold per tonne over 2.0 metres and 1.8 grams of gold per tonne over 4.0 metres were cut 30 metres apart. Based on this limited information, the stratigraphy strikes north-south and dips to the west. An east-west trending synclinal axis is interpreted to lie just to the north of the hole.

        This property holds good short-term exploration potential and its proximity to infrastructure makes exploration here a priority.

Drilling

        Historically, the initial search for new ore shoots has been conducted by surface diamond drilling. The initial surface diamond drilling is followed by 100 by 50 metre grid underground fan drilling using B-sized core (36.4 millimetre diameter) to establish Indicated Mineral Resources. Fan drilling consisting of A-sized core (27.0 millimetre diameter) on a 25 by 10 metre grid pattern is then used to upgrade from Indicated to Measured Mineral Resources. Finally blast holes are drilled on 12.5 metre centres between the 25 metre fan drilling sections to complete the stope definition process. Generally A-sized coring is done with mine machines and crews while B-sized and N-sized (47.6 millimetre diameter) coring (both on surface and underground) is done by contractors.

        Geologists use a standard core logging form introduced in 2001 and record lithology, foliation angle, vein type, percent quartz veining, presence and type of ore gangue, alteration and mineralization (arsenopyrite, pyrrhotite, pyrite, chlorite, magnetite, etc.), fault angles and fault type. This information is not entered directly into the database but is used by the geologists to interactively model boundaries of ore shoots in Vulcan software. The amount of data collected meets or exceeds industry standards but AMEC/MRDI has recommended that it would be helpful if all these data were captured digitally and integrated into the database in order to make better use of them.

        A-sized core is not split and the whole core is sent for assay. It is not photographed. B-sized and N-sized core is diamond sawed with one half split sent for assay and the other half archived.

        Geotechnical logging is carried out on all underground and some surface holes, with recovery, lithology, alteration grade (1 to 5) and fracture information collected and RQDs and an internal rock mass quality (Q-index) calculated. Core recoveries average 95% with some losses occurring in the graphitic horizons. Point load and uniaxial stress tests have been carried out in the past.

        All core drill holes are surveyed with either a Reflex Maxibor or Flexibor instrument on 3 metre intervals. CVRD indicates that it has concerns about the accuracy of readings in deep holes and thus has not included the results of two surface holes in its consideration of the potential of the E-Deep zone.

        Specific gravity ("SG") measurements are taken on a ten centimetre sample from each lithology encountered and on a 10 centimetre sample from each one-metre assay interval in each core hole. SG measurements are determined by a water displacement method as follows: The sample is coated in Vaseline and weighed. It is then placed in a graduated water filled cylinder and the amount of water displaced is measured. The SG is then calculated as the weight of the sample divided by the volume of water displaced. AMEC has questioned the fact that the samples are not dried first but a 2001 test of 12 dry versus wet samples showed that there was only an insignificant difference (0.001 grams per cubic centimetre) in the results. This SG determination method is an accepted industry practice although the use of melted wax to coat the samples is more common. WGM approves of this practice and believes that the resulting SG information is accurate and can be used in subsequent Mineral Resource estimates.

Sampling and Analysis

        Surface trenches are routinely used as a mapping tool. They are about 0.5 metres wide by 1 metre deep and often up to 1 kilometre long. These are chip sampled after mapping and then backfilled.

        A-sized underground diamond drill core assay samples are of whole core, generally 1 metre in length and sampling is carried out by technicians on intervals designated by the geologist in the drill log. B-sized and N-sized underground core sampling is handled in the same manner except that it is diamond sawed; only half the core is assayed and the other half is archived.

        Chips and sludge from the 12.5 metre spaced blast holes are sampled and assayed over their entire length on 1.8 metre (rod length) intervals.

        Development headings are sampled every round for daily grade control purposes. This sampling is of jumbo drill hole sludge.

        All samples are coarse crushed to 80% minus 6.4 millimetres then the entire sample is roll crushed to 80% minus 6 mesh (3.35 millimetres). Industry standard practice is 90% passing 10 mesh (1.75 millimetres). Roller crusher specifications are checked every five days. This material is passed through a Jones (riffle) splitter and a 125 gram aliquot taken and pulverized to 95% minus 20 mesh. Procedure protocols and manuals are provided for each step in sample preparation. Crushing and grinding equipment is cleaned with compressed air after each sample and silica sand is passed through the equipment prior to running batches of samples that are likely to be of significantly different grade than the previous batch. Dust control is good although dust is not fully captured during the compressed air cleanings.

        Gold determinations are carried out on 25 gram samples by fire assay with an atomic absorption ("AA") finish. Assaying for other metals and elements in samples submitted by the geological, environmental and processing departments is carried out by AA and the lab does some wet analyses. At present the laboratory, which has a capacity of 25,000 samples per month on a two shift basis, is assaying approximately 10,000 samples per month running one shift per day, five days per week.

        In 2000, the Fazenda Brasileiro laboratory took part in an AngloGold audit of Brazilian labs and was given the highest rating, that being "satisfactory".

Security of Samples

        There are no specific sample security procedures in place during sample preparation and transportation. Archived drill core and sample rejects and pulps are stored at the mine site.

Mineral Resources and Mineral Reserves

        The following table sets forth the estimated Mineral Reserves for the Fazenda Brasileiro property as at February 29, 2004.

Proven and Probable Mineral Reserves(1)(2)(3)

Area	Tonnes	Gold (grams per tonne)	Contained Gold (ounces)

Underground - Proven	1,216,100	3.50	136,800
Underground - Probable	904,400	3.22	93,500
Open Pit - Proven	401,700	2.03	26,200
Open Pit - Probable	--	--	--

Total Proven	1,618,000	3.13	163,000
Total Probable	904,000	3.22	94,000
Total Proven and Probable	2,522,000	3.16	257,000

(1)	The Mineral Reserves for the Fazenda Brasileiro property set out in the table above have been prepared by Juan Luis Cespedes Goycochea, Geologist, Geostatician, Cespedes & Cia Ltd. ("CCL") and reviewed by Mel Klohn, Vice President, Exploration of Yamana, as a "qualified person", as such term is defined in NI 43-101. The Mineral Reserves are classified as Proven Mineral Reserves and Probable Mineral Reserves and are based on the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.
(2)	The Mineral Reserves were estimated using a cut-off grade of 1.5 grams of gold per tonne. The gold price used by CCL for the Mineral Reserve estimation is US$325 per ounce.
(3)	Dilution and mining losses are incorporated in the Mineral Reserves through grade and tonnage corrections calculated for individual stopes. Mining recoveries average about 90% and dilution about 15% at a grade of about 0.50 grams of gold per tonne.

        The following table sets forth the Mineral Resources for the Fazenda Brasileiro property estimated by WGM as at February 29, 2004.

WGM Estimated Indicated and Inferred Mineral Resources(1)(2)(3)(4)
(Excluding Proven and Probable Mineral Reserves)

Area	Tonnes	Gold (grams per tonne)	Contained Gold (ounces)

E-Deep Zone - Indicated	462,000	4.48	66,500
E-Deep Zone - Inferred	489,000	5.15	80,910

(1)	The Mineral Resources for the Fazenda Brasileiro property set out in the table above have been prepared by WGM. The Mineral Resources are classified as Indicated Mineral Resources and Inferred Mineral Resources and are based on the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.
(2)	The Mineral Resources were estimated using a cut-off grade of 1.5 grams of gold per tonne. The gold price used for the Mineral Resource estimation is US$325 per ounce.
(3)	Dilution and mining losses are incorporated in the Mineral Resources through grade and tonnage corrections calculated for individual stopes. Mining recoveries average about 90% and dilution about 15% at a grade of about 0.50 grams of gold per tonne.
(4)	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Mining Operations

        Mining at Fazenda Brasileiro began from shallow open pits and a heap leach operation, progressing to an underground operation with ramp access developed from the pits. A CIP milling operation began following the development of the higher grade underground operation in 1988. The mill is a conventional CIP circuit with 960,000 tonnes per year capacity and a carbon absorption circuit to recover gold from the heap leach operation. As underground mining progressed to depth a shaft was developed. Currently the operation is being sustained by the underground operations with a variable open pit contribution to both the CIP plant and heap leach pads.

Open Pit Mining Operations

        Over the operating life of Fazenda Brasileiro there have been several shallow open pits near the current ramp portals as well as several pits in the nearby area. The most recent Barrocas Oeste pit ceased operation in April 2003. Typically these pits have been 30 to 50 metres deep with mining by air track drilling, backhoe loading and highway type truck haulage to the mill or heap leach site. Pre-strip and waste material from the pits is set aside and used for backfilling on completion of mining.

Underground Operations

        The main access to the underground operations is by ramp. Over the life of the operations, four main ramps, the C, E, F and G, have been developed along the strike of the mineralization. The C, E and G ramps have surface portals and the F ramp was developed from an underground split from the G ramp. Initial underground production was sustained by ramp haulage to the surface crushing plant. When underground operations in the C and E ramps progressed deeper, a central shaft of 470 metres and underground crushing plant were installed for handling both ore and waste. Current underground production is being sustained by operations from the E ramp extension below the shaft bottom and both ore and waste are hoisted to the surface.

        Underground mining employs blast hole stoping from sub-levels developed in the footwall of the mineralization. The stoping areas are accessed initially from the main haulage ramp developed in the footwall and diamond drilling is carried out from the ramp at 25 metre intervals to define the location of the mineralization. Sub-levels are then developed into the stoping areas and fan drilling of blast holes into the mineralization is used to further define the boundaries of the mineralization and design the ultimate blast patterns. Remote control equipment is used to load and haul the ore from the stoping areas to articulated haulage trucks at loading points in the sub-levels.

        The sub-horizontal plunge and approximate 45o dip of the ore body, combined with a thickness up to 40 metres, provides for low development and operating costs. Future operations in the deeper areas of the E ramp will have higher haulage costs that will be partially offset by the shorter underground haulage in the F and G ramps. Operations to date have seen most of the waste rock hauled to surface. Disposal of waste rock in abandoned underground workings should be investigated as a way to reduce costs.

        The underground workings have good ground conditions that do not require any special support to ensure stable openings. Development headings are typically scaled and bolted using a combination of hand and single boom scaler with rock bolts installed by single boom bolters. Cable bolts are used to secure the hanging wall in the rib pillar area at the entrance of the stoping areas from the sub-levels.

        Difficulties with the fall of loose rock from the fan drilling operation have resulted in two fatalities in the mine. This has been addressed by equipping the fan drills with operator cabs and closed circuit cameras to monitor and control the drilling operation.

Mine Equipment

        Ramp and sub-level development is carried out using two-boom electric hydraulic jumbos. Fan drilling is carried out with single-boom electric hydraulic jumbos. Stope mucking is carried out with remote control LHD units and articulated 25 and 35 tonne trucks are used for ramp haulage of ore and waste. The mine employs an equipment monitoring and control system located on surface that tracks and dispatches the mobile equipment to the various workplaces as required. The dispatch works with daily plans as well as ongoing progress and availability of equipment to optimize the allocation.

        Due to the approaching end of mine operations, CVRD restricted investment in replacement of mine equipment. Instead, equipment is being refurbished as needed and subject to higher maintenance requirements to maintain the required availability. During May 2003, mine development and production were delayed by mechanical problems with a drill jumbo that had just been subject to a major overhaul. The advanced age and maintenance requirements of the drill jumbos are the primary concern of the operations and maintenance group at the Mine. Four of the jumbos are regarded as critical to the operation with the two others, in service since 1997 and 1993, requiring high maintenance and are often out of service.

        Mine production is currently almost entirely from underground operations at production rate of approximately 75,000 tonnes to 80,000 tonnes per month. The mining of the Canto open pit deposit is currently under evaluation and may be mined later in 2004.

Mine Ventilation

        The mine is primarily ventilated by a series of ventilation raises that exhaust air to surface and the ramps and shaft provide the fresh air intake. The raises are connected to the main ramp in the active mining areas and secondary ventilation fans and tubing are used to carry the fresh air into individual stoping areas. There is a total of 11 ventilation raises to surface. In the inactive mining areas the ventilation raises downcast fresh air.

        In May 2003, the mine development and stoping activity at the main underground production area at the bottom of the E ramp were hampered by delays in development of the ventilation raise extension to the deepest working area of the mine. The delays were caused by a number of failures of the raise boring equipment.

Mine Dewatering

        Mine dewatering is carried out with a series of pump stations in the main ramps to the bottom of the central ventilation raise. Water is then pumped to surface through two additional pump stations. The mine produces very little water and most of the pumping requirements arise from the mining activity.

Mine Maintenance

        Apart from minor repairs, maintenance of mobile equipment is carried out in a surface shop located near the C ramp portal. This contributes to increased downtime due to the ever-increasing distance of the mining faces from the repair facility. The operation should consider more extensive mobile maintenance capability and ways to complete equipment service and maintenance underground.

        The practice of the maintenance group at the Mine is to complete certain component rebuilds on site. WGM believes that it is usually more cost effective when component rebuilds are handled by equipment manufacturers and speciality off site maintenance shops. Component rebuilds on site result in extensive warehouse inventory and/or extensive delays in waiting for small parts. This reduces equipment availability, which is important to the current operation.

Mine Workforce and Shift Schedule

        The mine workforce is made up of contractors and company employees and the split in responsibilities is primarily based on the job skills required with high skill jobs being handled by Yamana employees. The mine operates on a three shift per day, eight hours per shift basis. Yamana employees carry out the drilling, blasting, mucking, shaft operation and haulage operations. The contractors carry out all open pit mining, underground face marking, raise boring and mine service operations.

        The open pits operate on a three shift per day, eight hours per shift basis. The effective working time underground is five hours per shift due to lengthy travel time. Alternative schedules have been considered by

Yamana but it has been concluded that the end of shift blasting requirements and the peak power shutdown requirements between 5:30 p.m. and 8:30 p.m. makes alternative schedules unattractive.

Mill Operations

        The Fazenda Brasileiro mill is a conventional CIP plant which has achieved an average recovery of 94.6% over the past 10 years. The flowsheet employs two-stage crushing and ball milling with gravity recovery incorporated in the grinding classification circuit. Gravity concentrate is upgraded from 0.6% gold to approximately 10% gold on shaking tables located in the secure refinery area.

        The remaining gold in the mill circuit is subjected to cyanidation in mechanically agitated tanks followed by carbon recovery in mechanically agitated CIP tanks. Two leach and CIP circuits operate as separate parallel circuits. The activated carbon is loaded to 9,000 grams of gold per tonne and subjected to pressure stripping and electrowinning for recovery of the gold. Refining of the gravity concentrates and gold from electrowinning is carried out in induction furnaces. The carbon circuit has acid washing and furnace regeneration equipment for reactivation of the carbon.

        The mill has historically processed 960,000 tonnes per year with operations shutdown daily during the three-hour peak power consumption cost period. In 2002, the mining operations were unable to fully supply the mill capacity with a total of 937,100 tonnes milled. This shortfall extended into the first half of 2003. The Company increased underground development efforts and development is now fully up to date such that development is not a production constraint.

        In the first quarter of 2003, CVRD decided to accelerate open pit operations and divert lower grade ore into the milling circuit to more fully utilize the milling capacity. This was justified on an incremental milling cost basis and the mine plan projects a restoration of 80,000 tonnes per month underground mining production in July 2003.

        The heap leach operation has produced 76,414 ounces over the past 10 years of operation at an average recovery of 78%. In 2002, production fell to 2,408 ounces at a recovery of 70.8%. Open pit production has continued to decline to a level of 4,500 tonnes in April 2004. The Company is evaluating commencing open pit production from the Canto pit in June 2004. This carbonaceous body will provide feed to the CIP plant.

        Heap leach ore is crushed to minus 20 millimetres and agglomerated with cement in a crushing plant devoted to the heap leach operation. The ore is leached on multi-layer heaps (3 to 6 metre layers) near the C ramp portal and mill. The gold bearing solution from the heap is pumped to the carbon absorption circuit at the mill for gold recovery and accounted for separate from the mill operation based on the solution volume and grade. The leach grade time is varied by material type, generally between 60 and 90 days.

        The mill tailings are discharged to a lined basin and the water is reclaimed to the mill circuit. The system is operated as a zero discharge system and water inventories are kept low for the rainy season. Although the mill has a cyanide destruction circuit as a backup, the operation is able to keep the water inventory levels low in the tailings ponds. The basin consists of three lined areas for containment of solids and a solution holding pond, which have sufficient capacity for the operation until 2006. If the life of mine (“LOM”) is extended, another tailings dam will have to be constructed to extend the operation.

Operating Costs

        Over the history of the mine, operating costs have been reduced from a high of $44.89 per tonne to $23.92 per tonne. Historically, total cash costs per ounce of production of the mine have been below $200 per ounce, which decreased in 2002 to US$146 per ounce due to the devaluation of the Brazilian real in relation to the United States dollar. In the first half of calendar 2003, total cash costs increased to $240 per ounce. Total cash costs per ounce produced for the six months ended February 29, 2004 were $216 per ounce. The Company is attempting to decrease these costs to the historic levels. The major contributions to the recent cost reductions have been currency devaluations as well as the reduction in the number of employees and increasing the length of the shift from six hours to eight hours.

        The change of CVRD ownership from the state to a private company in 1997 has allowed the reduction in the workforce and the transition to contracted employees. The acquisition of the Fazenda Brasileiro operation was structured so that the Company acquired the assets of CVRD while CVRD terminated its employees and contractors at the mine site, with CVRD being responsible for the payment of any required severance charges. The current workforce of approximately 1,000 employees and contractors at the mine site provides an opportunity for further reduction and cost savings.

Life of Mine Operating Plan

        Based solely on the Proven and Probable Mineral Reserves as of February 29, 2004, the Fazenda Brasileiro operation has less than three years of remaining life. However, based on the historical rate of upgrading resources to reserves (about 80%), Yamana’s mine plan for the Fazenda Brasileiro operation incorporates some recent resource estimates and has production continuing until 2008. Some resource estimates do not conform to NI 43-101 reporting standards and, due to the uncertainties of the mineralization of the resources, it cannot be assumed that all or part of any of the resources will be upgraded to Measured Mineral Resources or Minerals Reserves and that the mine life will extend beyond its reserves. The mine has also reduced the in-stope cut-off recently and this has had the effect of extending the projected mine life. Based on current mineral reserves and the projected milling of low grade ore, over the short term in the CIP circuit, the heap leach operation is projected to end in 2004.

        The Company believes the life of the mine can be extended by initiating a dedicated drilling program at the mine site and satellite zones with a view to increasing the mineral reserves and extending the mine life beyond 2008. Recent drilling results support the view of continuing mine life.

Environmental, Health and Safety Matters

        The mine has industry standard environmental, occupational health and safety plans in place. There is a comprehensive mine closure plan in place. While WGM was conducting a site visit, an occupational health and safety doctor carried out an audit for Santa Elina and reported no significant problems. An environmental audit of the mine site was recently conducted, concluding that closure would not present major problems and the net present value of the reclamation cost would be in the order of $4,500,000 including ordinary course mine site closure costs.

Taxes

        The Fazenda Brasileiro Mine is subject to two federal taxes, corporate taxes and the social contribution tax. The respective general rates for these are 25% and 9% of net income before taxes (defined as gross revenues less all operating costs, provincial taxes and depreciation), generating a theoretical composite tax rate of 34%. The effective composite rate of 17% used by WGM in its economic analysis of the mine is significantly lower due to the tax benefits from interest and capital repayment on participating and other intercorporate obligations. Any losses may be carried forward indefinitely but are limited to 30% per year of taxable income.

Chapada Property

        The disclosure under the heading “Narrative Description of the Business — Mineral Projects — Chapada Property” has been derived from a technical report dated February 2004 entitled “Chapada Copper-Gold Project, Goiás State, Brazil – Technical Report pursuant to National Instrument 43-101 of the Canadian Securities Administrators” (the “IMC Report”) prepared by John M. Marek, P.E. and Michael G. Hester of Independent Mining Consultants, Inc. (“IMC”). The IMC Report references certain disclosure in a technical report dated July 2003 entitled “Technical Report on the Chapada Copper-Gold Property, Goiás State, Brazil” prepared by B. Terrence Hennessey, P.Geo., D. William Hooley, B.Sc., FAusIMM, and Christopher R. Lattanzi, P.Eng., of Micon International Limited (“Micon”).

Property Description and Location

        Mineração Maracá controls the Chapada property through a series of mining and exploration licences totaling 8,389 hectares. The mining licence covering the Chapada deposit was granted in 1979 and has been renewed periodically.

        Mineração Maracá controls of surface rights in the area of the Chapada deposit covers the sites proposed for all project buildings and fixed installations, as well as the areas proposed for waste dumps and tailings disposal for the first eight years of the potential mine life. Yamana believes that it can acquire the right to dispose of waste rock and tailings on additional surface property, if and when required. Mineração Maracá’s land ownership is registered with the Registrar of Real Estate in Mara Rosa, Goiás.

        Other than statutory royalties which would be payable to the Brazilian government in the event of commercial mineral production, the Company is not aware of any rights, agreements or encumbrances to which the Chapada property is subject, which would adversely affect the value of the property or Mineração Maracá’s ownership interest therein. The Company is not aware of any environmental liabilities to which the property is subject.

        The recommended next stage in the development of the Chapada property is additional metallurgical testwork and other engineering studies, leading to preparation of an up-to-date definitive feasibility study. No additional permits are required to undertake this work. If a decision is then taken to bring the property into production, the Company anticipates that additional required permits will be obtained in the ordinary course.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

        The Chapada property is located in northern Goiás State, Brazil, approximately 320 kilometres north of the state capital Goiânia and 270 kilometres northwest of the national capital of Brasilia. The property is accessible via the paved federal road BR-153. The town of Alto Horizonte, which has a dirt airstrip suitable for small aircraft, is within 10 kilometres of the property, while the towns of Campinorte and Uruaçu are both within 50 kilometres. A proposed new rail line, which is currently being built, will pass within 25 kilometres of the property. Adequate transportation routes are available for the delivery of mineral concentrates to various smelters.

        The average elevation of the property is approximately 300 metres above sea level and the topography is characterized by low rolling hills, with large contiguous flat areas. Suitable sites have been identified for all required waste disposal, processing and ancillary project facilities. Annual temperatures typically range from a minimum of about 4° Celsius to a maximum of about 45° Celsius. Average annual rainfall is approximately 1,500 millimetres. Climatic conditions permit year-round open pit mining operations.

        Electricity is available from the Brazilian national grid. There are several potential connecting points to the grid but current planning envisages the construction of a 230 kilovolt transmission line, approximately 85 kilometres long, from the Itapaci substation to the property. Adequate water resources are available locally. Consideration had been given to obtaining water by damming a local river, but more recent studies suggest that project requirements could be met entirely from groundwater sources, including drainage water from the open pit.

History

        Anomalous copper values were first detected in the Chapada area in 1973, during regional stream sediment surveys undertaken by a Brazilian subsidiary of Inco Ltd. (“Inco”). The Chapada deposit itself was identified in 1975, following detailed stream sediment surveys, soil geochemistry, geophysics, trenching and pioneer drilling. Inco then proceeded with widely-spaced drilling on approximately a 500-metre by 2,000-metre grid. In 1976, Eluma, a Brazilian copper company, acquired a 50% interest in the property and, between 1976 and 1979, Inco and Eluma completed systematic drilling of the deposit on a 100-metre by 200-metre grid. An exploration shaft was sunk to a depth of 92 metres and 255 metres of cross-cuts were driven for underground exploration and metallurgical testing purposes. In December 1979, a mining license covering 3,000 hectares was issued for the property. Additional drilling, including geotechnical drilling at potential facility sites, was undertaken between 1979 and 1981, and a further six holes were drilled in 1989.

        In May 1994, Santa Elina acquired the Chapada deposit. In July 1994, Echo Bay Mines Ltd. (“Echo Bay”) acquired an initial 3% interest in Santa Elina. In 1996, Echo Bay increased its interest in Santa Elina to 43%. Additional drilling was completed in 1995 and 1996 and, in 1995, WGM completed a prefeasibility study on the property. An environmental impact study was completed in 1996 by Geomina Consultants of Goiânia.

        In December 1997, Independent Mining Consultants of Tucson (“IMC”) completed an evaluation of the resources contained within the Chapada deposit and developed open pit mining plans. In January 1998, Kilborn (now SNC Lavalin) published a feasibility study, based on open pit mining in accordance with the plans developed by IMC, followed by flotation of a gold-bearing copper concentrate which would be sold to commercial smelters. The Kilborn study concluded that, at metal prices of $1.00 per pound for copper and $350 per ounce for gold, development of the Chapada deposit would yield a net present value of $53 million at a discount rate of 10% per year, and an internal rate of return of 17% per year. The design open pit for the Kilborn feasibility study contained a “mineable resource” of 216 million tonnes, at an average grade of 0.365% copper and 0.289 grams of gold per tonne.

        In 1999, the current shareholders of Santa Elina re-acquired the shares of Santa Elina held by Echo Bay and regained 100% ownership of Santa Elina and the Chapada property.

        In mid-2000, IMC developed a series of revised ultimate pit designs, based on the updated cost estimates and a range of metal prices. In February 2004, IMC completed a technical report on the Chapada deposit and updated the mining portion of the Chapada property study by updating the studies performed by IMC during 1997 and 2000. Discounted cash flow analysis based on these revised estimates indicated that development of the Chapada deposit would yield a pre-tax net present value of $185.4 million at a discount rate of 10% per year, and an internal rate of return of 32% per year. The metal prices used in this projection were $0.85 per pound for copper and $325 per ounce for gold. Operating costs per pound of copper net of gold by-product credit of $325 per ounce, are projected at US$0.275 per pound of copper for the first five years and $0.507 per pound of copper over the life of the mine.

        In June 2004, IMC revised the pit studies and reports the potential mineable reserves as the following:

Measured + Indicated Resource	246,698 ktonnes
Stockpile Reclaim (Indicated)	50,450 ktonnes

Total Mineable Reserve	297,148 ktonnes

Geological Setting

        Northern Goiás State, in which the Chapada deposit is located, is a significant mineral producing state, hosting a number of mines producing gold, nickel, phosphate and asbestos.

        The regional geology of the Chapada area is composted of Proterozoic greenstones made up of volcanic and sedimentary sequences which have been locally cross cut by granitic intrusions. The greenstones have been metamorphosed to Biotite and Amphibolite schist in the Chapada mineralized area.

        The Chapada area is located between the Amazonian craton to the northwest and the San Francisco craton to the southeast. This area is part of a large system of mobile belts that have a complex, multi-phased history of deformation. The component units vary widely in age.

        In the immediate area of the Chapada deposit, the biotite and amphibolite schist units have been folded into a broad anticline with a northeasterly fold axis. The two limbs of the anticlinal structure dip to the northwest and southeast. There is a minor secondary synclinal fold of the major antiform so that the northeast and southwest ends are somewhat higher than the central zone of the structure in the middle of the deposit. This combination of folds gives the deposit a broad “saddle” shape.

        The Chapada mineralization is hosted in the biotite and amphibolite schists described above. The best grade of the deposit appears to be located at the axis of the anticline indicating that perhaps the structural preparation associated with folding provided better conduits for hydrothermal fluids. There are intrusive pegamatites within the deposit that are essentially barren.

        The bedrock schists are overlain by approximately 25 metres of saprolite material. There is a minor lateritic component near the top of the saprolite zone. Within that laterite component there is a “Ferricrete” or Iron Shot zone at surface that will be useful as road base and provides a sound initial working surface in the mine area.

Exploration

        Anomalous copper values were first discovered in the Chapada area in 1973, during a regional program of stream sediment sampling. The Chapada deposit was identified during follow-up work that was conducted in 1974 and 1975, and included detailed stream sediment surveys, soil geochemistry, geophysics, trenching and broadly spaced initial target drilling.

        Due to the presence of a ubiquitous lateritic-saprolitic soil cover, outcrops in the Chapada area are sparse. The available outcrops have been mapped and a generalized geological map has been prepared to show large-scale lithological and structural features. Geological interpretation on a smaller scale, however, is difficult and of limited use in guiding exploration. Airborne and ground geophysics have contributed to the geological knowledge of the area but, since the mid-1970s, the primary exploration tool has been diamond drilling. Several drilling campaigns, which are discussed below, have resulted in the delineation of a deposit containing substantial resources of copper-gold mineralization. The data obtained from the drilling campaigns are considered to be reliable and representative of the deposit being tested, although, as discussed subsequently, there are some indications that the average copper assay may be slightly biased on the high side.

        The Chapada deposit is an advanced stage project which is currently subject to a definitive feasibility study. There has been a large amount of exploration work conducted on the deposit and elsewhere on the property over the project life, as described above.

        The Chapada deposit is the principal asset at the Chapada property discovered during a regional stream sediment survey. The survey defined a strong copper geochemical anomaly over 50 kilometres in length encompassing multiple gold and copper prospects and former garimpo mining areas including the Chapada deposit. In 1996, Echo Bay/Santa Elina conducted other exploration work on targets in the vicinity of the main deposit. So far only limited exploration has been carried out along the soil anomaly trend except for the zones close to the Chapada deposit.

        The zones on which the exploration was conducted were the C1-W, Cl-E/Mário Cabrito, João Severino, Suruca and C4 zones. The C4 target is outside of Santa Elina’s exploration licences, however, it is affected by the proposed tailings pond and will need to be evaluated with some urgency. The exploration work performed included grid cutting (100 metres x 25 metres), soil sampling (analysis for gold, copper, lead, zinc and arsenic), geologic mapping, ground geophysics (ground magnetics and Max-Min electromagnetic surveys) and diamond core drilling. In total 4,315 soil samples were collected, 86 kilometres of ground magnetics surveys and 27.4 kilometres of Max-Min surveys were completed and 3,497 metres of core were drilled with 2,805 samples sent in for assay.

        The exploration work carried out in 1996 was aimed at suspected gold and copper mineralization in the target areas listed above. It has revealed that the volcano-sedimentary sequence that hosts the Chapada deposit mineralization occurs in the studied areas, showing a wider occurrence than previously known and a similar copper-gold association with apparent vertical zoning.

Mineralization

        The primary copper-gold mineralization at Chapada is epigenetic. Copper is principally present as chalcopyrite with minor bornite. Fine-grained gold is closely associated with the sulphide mineralization and was likely contemporaneous with copper. The shearing and the metasomatic event resulted in the appearance of at least two tabular zones of biotite schist which host the disseminated mineralization.

        Copper mineralization occurs as finely disseminated crystals, elongated pods, lenses along foliation, crosscutting stringers and coarse clots in occasional late stage quartz veins or pegmatites. The copper mineralization and grade are somewhat better in the central zone of the deposit along the anticline axis than in the surrounding anticlinal limbs. However, copper mineralization is pervasive over a broad area. Gold mineralization is more uneven spatially and may have been remobilized by post mineral low temperature alternation events.

Drilling

        Between 1976 and 1996, 856 diamond core drill holes totalling 67,315 metres of drilling and 47,939 sample intervals were completed in the vicinity of the Chapada deposit, in several campaigns.

        Diamond drilling to date has delineated the main deposit areas at a spacing of 100 metres by 50 metres, with a tighter 50-metre pattern in the central portion of the deposit. Although drilling has been conducted intermittently over a period of 20 years, the bulk of the drilling was performed in 1995 and 1996. The 416 holes drilled in 1995, to an average depth of about 16 metres, were designed to test the overlying saprolitic horizon. The 264 deeper holes (average depth: 142 metres) drilled in 1996 tested the full thickness of the mineralized zone. All holes drilled in 1995 and 1996 were NQ or NX in size.

        Average core recovery has been 95%, with a 10% coefficient of variation. Collar locations of all holes have been surveyed. Down-hole surveys, using a Tropari instrument, were performed only on inclined drill holes, which represent approximately 5% of all of the holes which were drilled into bedrock.

        The Chapada deposit is essentially flat lying and the holes are mostly vertical. Thus, for the most part, the mineralized intersection encountered in drilling fairly represents true thickness. Holes are drilled on section lines oriented perpendicular to the strike of the deposit. Given the extent of metamorphism, alteration and deformation which have affected the area, correlation of the lithologies between drill holes is frequently uncertain. Generally speaking, however, there is good correlation of mineralization between adjacent holes and adjacent sections. Santa Elina reports that channel sampling and bulk sampling from the underground openings also confirmed the continuity of mineralization in the area tested.

        The diamond drilling conducted to date on the Chapada property has outlined a zone of continuous copper-gold mineralization approximately 3,500 metres long by 900 metres wide, with a depth of up to 220 metres.

Sampling Method and Approach

        During the most recent drilling campaigns in 1995 and 1996, all core drilled by Santa Elina was logged, with both geological and geotechnical information being recorded. The data recorded on the logs include rock type, degree of oxidation, degree of alteration, estimated percentage of sulphide minerals and the presence of additional minerals.

        The most common sample length is 1.5 metres, but there is considerable variation since samples were selected to honour lithological contacts or other geological features. The Micon Report states that overall core recovery averaged 95%, although IMC has not reviewed the core recovery data.

        Micon considers that the sampling procedures used by Santa Elina have provided representative samples of the deposit being tested. Micon is not aware of any drilling, sampling or recovery factors that could materially affect the accuracy of the results obtained.

Sample Preparation, Analyses and Security

        Sampled core is sawn in half, with one half being retained for reference and the other being submitted for sample preparation and assay. The entire half-core submitted for analysis is first reduced in size to minus ¼ inch in a jaw crusher, and is then further reduced to minus one millimetre in a roll crusher. The crushed product is split into three portions, two of which are retained. The third portion is pulverized to minus 150 mesh to provide 500 grams of the final pulp.

        The gold analysis utilized a 30 gram sample that was fire assayed with an atomic absorption determination. The total copper analysis utilized a 0.25 gram sample that was dissolved with a four acid digestion (hydrochloric, nitric, hydrofluoric and perchloric). This was evaporated and dissolved with hydrochloric acid with the copper determination by atomic absorption.

        The principal assay laboratory used by Yamana is Geolab, located in Belo Horizonte, Brazil, although another Brazilian laboratory, Nomos, was used to analyze samples obtained from the shallow saprolite drilling conducted in 1995. Geolab was founded in 1967 and is now part of the ALS Chemex laboratories group, although it was not in 1996. It is Micon’s understanding that the ALS Chemex laboratories group has obtained ISO 9002 certification. Usually the jaw crushing and roll crushing were done at the Chapada sample preparation facility at Alto Horizonte. During times of peak drilling, however, some half core samples were sent to Geolab.

        It is reported that the chain of custody of drill core samples is as follows. Core was placed in wooden storage boxes at the drill rig under the supervision of geotechnicians. The core boxes were transported to the secure sample preparation facility in Alto Horizonte (an office-warehouse-bunkhouse complex in a walled compound), where the core was logged for geotechnical characteristics and is scribed longitudinally prior to being sawn in half. Sawing took place at a separate location, two blocks from the sample preparation facility, because of noise considerations in the surrounding residential area. The sawn core was then replaced in the core boxes and returned to the sample preparation facility, where it was logged geologically by geologists. The core was then divided into individual sample lengths for the sample preparation procedures described above.

        After logging, the half-core selected for assay for each sample interval undergoes the sample preparation procedure described above. The sample preparation facility located at Alto Horizonte is capable of preparing about 400 samples per week. The sample pulps prepared are transported to the Geolab laboratory in Belo Horizonte for assay. During periods of peak drilling, the number of half-core samples submitted for preparation exceeds the capacity of the sample preparation facility. At such times, either: (i) complete half-core which is in excess of the capacity of the preparation facility is sent to Geolab for both sample preparation and assaying; or (ii) half-core is crushed to only minus 10 mesh at Chapada, before being forwarded to Geolab for final sample preparation.

        The sample preparation and assaying have been performed using procedures that are accepted as standard in the mining industry. The security procedures are also reasonable given the high volume of samples and relatively low mineral concentrations of the samples.

        As of February 2004, the half core, course rejects, and pulps from the 1995-1996 drilling campaigns are still located at the core storage facility at Alto Horizonte. The sample preparation equipment has been removed. It was reported to IMC that the sample preparation personnel at the site were under contract from the Geolab Laboratory and were not Santa Elina personnel.

        It is the opinion of IMC that the sampling, sample preparation and assaying procedures, have resulted in representative samples of the Chapada deposit.

Data Verification

        The following three basic techniques of data verification have been employed, which are all practices which are generally accepted within the industry: (i) the insertion of standards, blanks and duplicates into the stream of samples submitted for assay; (ii) the submission of duplicate samples to a second laboratory; and (iii) reviews by independent consultants of the quality assurance-quality control procedures employed, and also of the accuracy of the assay database.

Standards, Blanks and Duplicates

        Yamana submits to a second laboratory duplicates of 5% of the samples obtained from the zone of potentially economic mineralization. The Cone laboratory in Colorado is used for this purpose. On average, the copper assays reported by Cone were 7% lower than the Geolab assays, while, for gold, Cone was 2% higher than Geolab. The discrepancy in the average duplicate copper assay is regarded by Micon as being marginally beyond the generally accepted limits of reasonable agreement. In an overall economic sense, however, the effect of this discrepancy is somewhat offset by the difference in the average gold assay, which is in the opposite direction to the difference in average copper assay.

        The following independent reviews have been conducted on the sampling and/or data verification procedures:

•	The Winters Company (“Winters”) visited the Chapada site while the 1996 drilling program was in progress, in order to review drilling and sampling procedures, and the geological interpretations being made by the project staff. The Winters report made a number of recommendations in all areas, including drilling, sampling, sample preparation and geological interpretation. Santa Elina reports that it addressed most of these recommendations. In general, however, Winters expressed reasonable satisfaction with all of the procedures being followed by Santa Elina.

•	Also in 1996, K. A. Lovstrom (“Lovstrom”), a consulting geochemist of Tucson, Arizona, reviewed Santa Elina’s quality assurance-quality control program with respect to sampling and assaying procedures. Lovstrom’s ultimate conclusion was that, based on Lovstrom’s evaluation of quality control data provided by Chapada project staff, the database is of sufficient quality for a bankable feasibility study. In February 2004, IMC reviewed several reports from Lovstrom, including the data file of all of the quality control assays. IMC concluded that the quality control program was sufficient to ensure consistent and relatively high quality assays for the Chapada project.

•	In 1997, IMC reviewed the Chapada database and Santa Elina’s data verification procedures, as part of its overall assignment to review the Chapada block model and develop open pit mining plans. IMC concluded that the database is of sufficient quality for a feasibility level study. Upon further review in 2004, IMC confirmed its 1997 conclusion.

Mineral Resources and Mineral Reserves

        The following tables set forth the estimated Mineral Resources and Mineral Resources for the Chapada deposit as at February 29, 2004.

Measured, Indicated and Inferred Mineral Resources(1)(2)(3)
(Including Mineral Reserves)

			Grade
Category	Tonnes (million)	Copper (%)	Gold (grams per tonne)
Measured	25.2	0.34	0.30
Indicated	396.2	0.30	0.22
Measured + Indicated	421.4	0.30	0.23
Inferred	68.0	0.20	0.14

(1)	The Mineral Resources for the Chapada deposit set out in the table above have been prepared by IMC. The Mineral Resources are classified as Measured, Indicated and Inferred Mineral Resources and have been prepared in compliance with the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.
(2)	The Mineral Resources were estimated using a cut-off grade of 0.15% copper equivalent. The metal prices used for the Mineral Resource estimation are US$0.85 per pound for copper and US$325 per ounce for gold.
(3)	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Proven and Probable Mineral Reserves(1)(2)(3)

			Grade
Category	Tonnes (thousand)	Copper (%)	Gold (grams per tonne)
Open Pit Mining
Proven Reserve	17,634	0.416	0.319
Probable Reserve	245,485	0.359	0.271
Total Open Pit Reserve	263,119	0.363	0.274
Stockpile Reclaim (Probable)	47,387	0.216	0.148
Total Mineral Reserve	310,506	0.340	0.255

(1)	The Mineral Reserves for the Chapada deposit set out in the table above have been prepared by IMC. The Mineral Resources are classified as Measured, Indicated and Inferred Mineral Resources and have been prepared in compliance with the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.
(2)	The Mineral Reserves were estimated using a cut-off grade of 0.17% copper equivalent and a strip ratio of 0.65 to 1 (tonnes waste per tonne ore). The metal prices used for the Mineral Reserve estimation are US$0.85 per pound for copper and US$325 per ounce for gold.
(3)	Dilution and mining losses are incorporated in both the proven and probable Mineral Reserves.

Mineral Processing and Metallurgical Testing

        A significant amount of metallurgical testwork has been performed on samples taken from the Chapada deposit, with the first preliminary work being conducted in 1975. The testwork, which has used samples representative of all of the major mineralized rock types, has included: mineralogical examinations; grindability testing and the determination of Bond work indices; studies of the relationship between grind size and metallurgical recovery, including an evaluation of regrinding the rougher flotation concentrate; flotation testwork, including evaluation of reagents, pulp density, pH and residence time; and settling tests.

        The testwork has indicated that a readily-saleable gold-bearing copper concentrate can be produced by flotation, with overall average recoveries of approximately 90% of the copper and 62% of the gold contained in the mill feed. The flotation concentrate is projected to contain 26% to 28% copper and 16 to 20 grams of gold per tonne, with no material presence of deleterious impurities.

        In the Kilborn Report, Kilborn selected a process flowsheet consisting of the following principal elements:

•	Crushing of run-of-mine material to minus 165 millimetres in a gyratory crusher, at a design feed rate of 35,300 tonnes per day or 12.7 million tonnes per year.
•	Two stages of grinding, with a SAG mill and a ball mill arranged in series. The ball mill will operate in closed-circuit with cyclones, to produce a product with a design size of 80% passing 150 microns.
•	A flotation circuit consisting of rougher/scavenger flotation cells, a regrind tower mill, cleaner flotation cells, a second cleaner column flotation cell, and cleaner/scavenger flotation cells. The regrind mill is designed to treat the rougher/scavenger concentrate, the cleaner scavenger concentrate and the second cleaner tail. The regrind mill will operate in closed-circuit with cyclones, producing a product with a design size of 80% passing 45 microns. The regrind cyclone overflow is fed to the first cleaner flotation cells. The rougher/scavenger tailings are discharged to the final tailings sump, as are the tailings from the cleaner scavenger circuit.
•	Concentrate thickening and filtration facilities.
•	An impoundment for the storage of tailings, and facilities for the recycling of process water. Micon is of the opinion that the Kilborn report has demonstrated the technical feasibility of producing a saleable copper concentrate from the Chapada deposit.

Environmental Studies

        In 1996, environmental baseline studies were carried out in the Chapada area. Studies of acid rock drainage potential and the quality of the liquid portion of the tailings stream were performed in 1996 and 1997. Generally, these studies indicated that:

•	waste rock from the open pit has sufficient effective neutralizing capacity to consume any acid generated and, hence, that selective waste handling requirements are likely to be minimal;
•	unprocessed mill feed material has significant acid rock drainage potential, but five of the seven samples tested exhibited excess neutralization capacity;
•	solid mill tailings are likely to be acid generating if exposed to air because of the presence of residual sulphides; and
•	the quality of the liquid tailings effluent was good, with all parameters tested meeting Brazilian standards after a settling time of 30 days. Some parameters exceeded surface water quality standards at settling times less than 30 days.

        In November 1996, Geomina Consultants of Goiania compiled an environmental impact report. As reported to Yamana, the environmental impact report received the full support of the local community during a public meeting and was then approved by the state environmental agency. Further, Yamana understands that Santa Elina reported that the initial environmental licence for the Chapada project was approved in November 1999, and that the construction licence was issued in April 2001.

Conclusions and Recommendations

        It is the opinion of IMC that the Kilborn 1997 feasibility study demonstrated the technical feasibility of the Chapada project. Good recoveries of copper and gold can be achieved and a marketable copper-gold concentrate can be produced. Given the cost projections that have been developed and the current commodity prices of copper and gold, it seems likely that financial feasibility can be demonstrated.

        It is the opinion of IMC that further work toward the development of the Chapada project should be investigated. IMC suggests the following steps:

•	review of the available metallurgical testing, plant operating cost estimates, and plant and infrastructure capital costs estimates by competent persons in those respective fields;
•	update vendor quotations for construction of the plant and infrastructure;
•	obtain quotations for contract mining and evaluate contract mining versus an operator owned fleet; and
•	assembly of a complete feasibility analysis from the above data.

        The final feasibility study, which is being prepared by Hatch Engineering, is expected to be completed in July 2004. The Company has received two proposals for the financing of the Chapada Project. The first proposal has been received from a syndicate of international banks comprised of Standard Bank London Limited, Macquarie Bank Limited, Bayerische Hypo und Vereinsbank AG and Societe Generale. Standard Bank will act as lead arranger. A mandate letter with a term sheet has been entered into and provides for a loan facility of up to US$90 million extending for an aggregate of seven years with an initial two year grace period. Interest would be at a rate of LIBOR plus (i) 3.5% during the completion period, (ii) 3% in the first year of operations, (iii) 3.25% in the second year of operations and (iv) 3.5% in the third year. The loan would not recourse to Yamana once economic completion is achieved which would occur once construction is completed and “commercial production”, as defined by the loan documentation, is reached. The second proposal has been received from an institutional fund and provides for a loan facility of US$90 million for an aggregate of six years with fixed rate interest payable at 10.75 percent per annum and principal repayable in full at maturity. Interest will be accrued and not be payable in the first two years. The interest rate is subject to an additional 150 basis points during the first two years in which the interest is accrued. The Company would also issue 5 million warrants exercisable for a five year period at a 25% premium to the market price of the Company’s stock. The loan would be made to Yamana and covenants under this facility have characteristics comparable to high yield debt. The proposal provides for a closing date of June 30, 2004.

        The financing in both cases will be subject to usual conditions including due diligence and definitive documentation. There can be no assurance that either of the financing proposals will be accepted and, if accepted, will be completed on terms favourable to the Company. Yamana will evaluate the financings concurrently. Subject to completion of financing, construction on the Chapada Project is expected to commence in late fall 2004 and production is expected to commence at the beginning of 2007. The mine plan contemplates average annual production of over 107 million pounds of copper and approximately 120,000 ounces of gold per year for each of the first five years of operation.

São Francisco and São Vicente Properties

        The disclosure under the heading “Narrative Description of the Business — Mineral Projects — São Francisco and São Vicente Properties” has been derived from a technical report dated July 4, 2003 entitled “A Preliminary Feasibility Study of the Santa Elina Gold Project Composed of the São Francisco, São Vicente and Fazenda Nova/Lavrinha Properties in Brazil for Santa Elina Mines Corporation” prepared by Velasquez Spring, P.Eng., Senior Geologist, G. Ross MacFarlane, P.Eng., Senior Associate Metallurgical Engineer, John R. Sullivan, P.Geo., Senior Associate Geologist, and Michael W. Kociumbas, B.Sc., Vice-President and Senior Geologist, of WGM.

Property Description and Location

        The São Francisco and São Vicente properties are located in the extreme western portion of Mato Grosso State in west central Brazil, very close to the Bolivian frontier some 560 kilometres west of the capital city of Cuiaba. São Francisco consists of four contiguous exploration permits totalling 35,446 hectares in area granted between 1980 and 1982 by the Departamento Nacional da Producao Mineral, Brazil’s department of national mineral production. An application for mining permits was made in respect of the São Francisco properties in 1994 and remains pending. São Vicente consists of three contiguous mining permits totalling 28,980 hectares in area.

        Under Brazilian law, a 1% NSR is payable on gold production to various levels of government.

        As a historic operation, São Vicente has seen a certain number of environmental studies since production began in 1985. Water quality has been monitored and some mined areas revegetated. In addition there have been vegetation, wildlife, hydrology and pit stability studies. Studies planned prior to or coincident with developing a new operation include ones to determine acid rock drainage generation potential and specific revegetation procedures for different areas of the operation. A short form Environmental Impact Study (“EIS”) was submitted to FEMA-MT, the Mato Grosso State environmental agency, in February 1997. It was approved with certain conditions, largely revolving around monitoring activities and provision of a reclamation/closure plan. The operating license has expired.

        A substantial amount of environmental study, analysis and regulatory review has also been performed in support of the São Francisco project. These activities have focused on collecting environmental baseline information for an EIS and evaluation of Brazilian environmental law, regulations and technical standards that are applicable to the project. Although the project lies within the surface area of two cattle ranches (Fazenda Eunice and Fazenda Cachoeira), there are no villages or cattle grazing in the immediate area.

        Field studies of vegetation, wildlife, culture, archaeology and hydrology, among other natural resources, were carried out in order to obtain site-specific data. Samples of surface water, soil, aquatic biologic, fish, etc., were collected for an EIS which was prepared and submitted to FEMA-MT in November 1997. A public meeting was held in June 1998. An Environmental Control Plan, based on FEMA-MT requirements and a Construction License was issued in December 2001. An application must be made for an Operating License and studies prepared regarding acid rock drainage potential and other heap leach related issues. In addition, one condition of the Construction License is the preparation of a reclamation/closure plan.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

        There are several daily commercial flights linking Cuiaba to major Brazilian cities. From Cuiaba access is by road or by charter flights to airstrips at both properties. There is a 1,250 metre paved runway at São Vicente and a gravel airstrip at São Francisco. The São Francisco airstrip will require upgrading to enable safe and reliable regular service. São Vicente is accessible by a 125 kilometre long road (90 kilometres are paved) from the town of Pontes e Lacerda that is in turn linked to Cuiaba. São Francisco is accessible via a 58-kilometre gravel road from São Vicente.

        The climate of the area is tropical to semi-tropical with hot rainy summers, daily maximums in the range of 30(degree)Celsius to 35(degree)Celsius, and cooler dry winters with daily maximums in the range of 16(degree)Celsius to 20(degree)Celsius. The summer rainy period starts in December and continues through March.

        The town of Pontes e Lacerda, 125 kilometres from São Vicente by road, with a population of 40,000 is the closest full service community. Besides small-scale mining, other industries in the area are agriculture, cattle ranching, latex production for the rubber industry and tile and brick manufacturing.

        No national electrical service is available at the properties; the closest national grid power source is at Pontes e Lacerda approximately 50 kilometres from São Francisco. Electrical power for the previous mining operation at São Vicente was provided by company diesel generators. Sufficient water to supply the proposed mining operations is available at both sites. Santa Elina has permits in place for water use at São Vicente.

        Sixty homes, dormitories, a school and other basic facilities remain on site at São Vicente from the previous mining operation and are in serviceable condition but will be subject to certain rehabilitation work. A small number of care and maintenance personnel live on both the sites. It is proposed that the São Vicente mining facilities serve the combined São Francisco-São Vicente operation with daily travel to and from São Francisco.

        Since the suspension of operations in 1997, some of the site production facilities have been removed to other projects. The dredge from the previous alluvial operation remains on site as well as the jigs, thickener, and carbon circuit from the milling operation. At the townsite, there are a maintenance garage, limited pilot test facilities and a laboratory, all of which will require upgrading to support future operations.

        The physiography of the São Francisco and São Vicente projects is characterized by a mountain range, part of the Aguapei Mobile Belt and Mafic Arc, which follows the Brazil-Bolivia border. The range, in the vicinity of the projects, forms a prominent ridge some 800 metres in elevation that strikes approximately N30(degree)W and is some 20 kilometres wide. The ridge stands out from the plains with a gentle slope on the western side towards Bolivia with the east side forming a prominent vertical, to near vertical, cliff-like escarpment that extends for more than 200 kilometres within the Aguapei Mobile Belt.

        The São Vicente and São Francisco deposits occur on gentle slopes of São Vicente ridge, a subdued hill surrounded by a broad, flat plain drained by a few major creeks. Vegetation consists of mixed forest, savannah, and open fields. The existing tailings storage and waste disposal sites at São Vicente and the proposed sites at São

Francisco are on the flat plain adjacent to São Vicente ridge and they offer ample room to meet the needs of the planned future mining operations as well as ample room for the planned heap leach pads. Sufficient surface and groundwater are available to supply the planned mining and processing operations. Surface rights for both properties are owned by Santa Elina Desenvoluimento Mineral S.A.

History

        Gold was first discovered in the area in the 1700s and mining at São Francisco began with black African slaves. The area became the first significant gold mining district in Brazil, and the nearby settlement Villa Bela was at that time named the capital of Mato Grosso State. The district reportedly produced and shipped to Portugal some 60 to 70 tonnes of gold between 1720 and 1830. Remnants of this period of mining activity can be seen on the São Francisco property in the old building foundations, the ruins of a church and a water dam and aqueducts used to transport water for the placer mining operations. A portion of the São Francisco concession area has been set aside as a national archaeological site.

        In the mid-1970s, garimpo (artisanal mining) activity began in the area, and, in 1977, Santa Elina began acquiring property in the Santa Elina gold belt and commenced dredging/placer mining in 1983. Approximately 76,000 ounces of gold were produced by placer mining at São Vicente. Hard rock mining at São Vicente produced an additional 110,810 ounces of gold by flotation and gravity methods in the period from 1995 to 1997.

        In 1996, Echo Bay purchased 43% of Santa Elina and jointly Echo Bay and Santa Elina carried out a number of exploration programs including more detailed diamond core drilling and reverse circulation drilling of both the São Francisco and São Vicente deposits. Mineral resource/mineral reserve estimations and associated preliminary feasibility studies were subsequently carried out.

        In 1998, the ongoing metallurgical tests for heap leach processing were completed that indicated the process to be viable. In 2002, Santa Elina re-examined the 1997 studies for each property. That resulted in the capital expenditure estimates being significantly reduced for each deposit, in large part because of currency devaluation.

Geological Setting

        Both São Vicente and São Francisco are shear hosted lode gold deposits. They are epigenetic, structurally controlled, and composed of narrow, 1 centimetre to 5 centimetres wide, quartz veins containing free gold. The veins and vein systems/stockworks both parallel and crosscut the bedding planes and appear to represent separate but closely related mineralizing events.

        The regional geological setting for the São Vicente mine, the São Francisco project and numerous other gold occurrences that comprise the Santa Elina gold belt of central west Brazil and east central Bolivia is the Aguapei Mobile and Mafic Arc Belt. This belt follows a major crustal-scale break or shear zone separating the Amazon Craton of Archean-age (3,800 to 2,500 million years ago) on the east from the Paragua Craton of Proterozoic-age (2,500 to 1,600 million years ago) on the west. The belt extends more than 600 kilometres in a NNW-SSE direction and is characterized by a prominent mountain range made up of a 1,200 metre thick sequence of Proterozoic-age sedimentary rocks known as the Aguapei Group. The Aguapei Group, the host rocks for the gold mineralization, is a sequence of texturally and mineralogically supermature detrital sediments made up of braided river facies, eolian (wind-deposited) dunes, and shallow marine platform facies. Southward along the belt, the lower part of the Aguapei Group contains interbedded volcanic units and basic sills and dykes (that may be thrusted from the east).

        The Aguapei Group unconformably overlies the central part of the Amazon Craton (Brazilian Precambrian Shield), locally known as the Xingu Complex. The complex contains lower Proterozoic volcano-sedimentary belts elongated in a NW-SE direction and surrounded by Archean metamorphic rock masses. The volcano-sedimentary belts and the Xingu Complex have both been intruded by large bodies of granitic rock. The flat area surrounding the mountain range is believed to be mainly underlain by the Xingu Complex but most of the area is covered by residual soils with few outcrops and poorly known geology. Prolonged and deep erosion of this continental mass during Proterozoic time was accompanied by the development of basins in which were deposited the 1,200 metre thick

Aguapei Group of sediments. These sediments, now metamorphosed, have been mapped over a 300 kilometre strike length in Brazil, continues southwards into Bolivia for at least another 200 kilometres, and then passes again into Brazil.

        Structurally, the Aguapei Group rocks have been subjected to a NW-SE compression that folded the eastern edge of the belt into a series of broad to tight folds. These folds form NNW-SSE ridges that run parallel to the axis of the mobile belt. Faulting, fracturing and shearing have also developed some running parallel to the axis but with at least one well-developed NE-SW fracture system that crosscuts the regional trend. The mountain range is bounded on both sides by faults, with the fault on the east dipping away from the range at a shallow angle. This fault separates the Archean basement on the east from the Proterozoic metamorphosed sediments on the west. The internal part of the Aguapei Mobile Belt away from the mountain front contains extensive plateaus of Aguapei Group rocks that show little or no deformation.

        The known bedrock gold deposits and occurrences in Mato Grosso State are separated into two districts: the São Vicente Borda district and the Pontes e Lacerda district (to the south of São Francisco).

São Vicente Property

        The local host rocks consist of tightly folded, steeply dipping meta-arenites (metamorphic sandstones) of the Fortuna Formation, which is the basal unit of the Aguapei Group. The meta-arenites are composed mainly of fine to grit sized quartz grains with a small amount of intergranular sericite, muscovite and chlorite, representing the alteration products of a former clayey matrix. The meta-arenites are interbedded with meta-conglomerates (old pebble beds) and thin discontinuous lenses of purplish-coloured meta-pelites (metamorphic mudstones). The meta-conglomerates are typically up to 20 or 30 metres thick and traceable for several hundred metres along strike. They are composed of poorly sorted, subangular to rounded quartz and quartzite pebbles surrounded by what was originally a clayey groundmass.

        The basement beneath the Aguapei Group is comprised of a lower to mid Proterozoic sequence of fine-grained metamorphic sedimentary, volcanic, and banded iron formation units, all of which have been intruded by granitic and mafic rocks.

        The Fortuna Formation has been progressively folded, faulted and sheared, and fractured from deformational events related to compression and buckling along the Aguapei Tectonic Front. Initial deformation resulted in large symmetrical folds with axes striking NW-SE and traceable for hundreds of metres along strike and enclosing tight metre-sized folds oriented similar to the larger folds. Subsequent deformation ruptured the folds and formed major mylonite shear zones up to 60 metres wide, parallel to the folding, and traceable for hundreds of metres along strike. Final deformation was the formation of extensive flat to gently dipping fractures along which higher-grade gold-bearing quartz veins and silicified zones were emplaced.

        The gold-bearing quartz veins display sericite and minor chlorite alteration. However, there have been no microscopic or other systematic studies of alteration. Significant weathering, caused by the penetration of surface waters along major structures, is occasionally visible to a 200-metre depth.

São Francisco Property

        The local host rocks consist of fine- to coarse-grained meta-arenites (metamorphic sandstones), with locally reddish-coloured meta-pelites (metamorphic mudstones) and occasionally meta-conglomerates (old pebble beds) of the Fortuna Formation, the basal unit of the Aguapei Group. The meta-conglomerates are composed of quartz pebbles and grains set in a siliceous sandy matrix. Primary sedimentary structures such as cross-bedding, graded bedding and ripple marks are commonly observed.

        The rock units are folded into a series of broad folds that can be traced over several kilometres. The folds trend NNW-SSE and plunge NW. They are faulted and sheared, generally parallel to the folding, and crosscut by fractures that strike WSW-ENE. All rocks at São Francisco and at São Vicente have been subjected to low-grade metamorphism.

        Mineralization is enclosed by a hydrothermal alteration zone (“HAZ”). The HAZ occurs as a regular steeply dipping tabular zone; the depth of the HAZ has yet to be defined by drilling. Alteration associated with mineralization in the HAZ consists of silicification and occasional sericite and chlorite.

Exploration

        No significant exploration has been carried out on either property since 1997. Exploration work was conducted on both properties between 1985 and 1997 by Santa Elina or companies working for or with Santa Elina.

        A bulk sampling program was initiated in January 2004 at São Francisco to better understand the character and distribution of gold in the deposit and to obtain metallurgical samples for large column leach tests. The bulk sampling program consists of several large trenches (about 100 metres long x 4 metres wide x 2.5 metres deep) across strike of the deposit and a vertical shaft (2 metre diameter) being sunk near the center of the deposit to obtain samples at depth. Three trenches have been completed and sampled as previously reported, and a fourth is now underway. The shaft, now at a depth of 107 metres, continues to be deepened to examine and sample the higher grade gold zone at the bottom of the proposed open pit.

        Bulk samples from the trenches and the shaft have to date consistently yielded much higher gold grades than the grades predicted by small volume drill samples from the same sites. Yamana attributes this to the presence of considerable coarse gold which often can cause drilling to understate overall deposit grades. Screen sieve analyses show that 70 to 90 percent of the São Francisco gold is larger than 0.1 millimetres in size, a commonly accepted threshold for defining “coarse” gold. Bulk samples are being processed on site using a pilot gravity plant to recover the coarse gold fraction. The fine sample fraction is sent to Lakefield Geosol Laboratories for conventional fire assay.

        Samples from the three completed bulk trenches were previously compared with grades predicted by drill hole samples from the same sites. In all cases, the grade in the bulk sample of the coarse gold fraction alone exceeds the total grade yielded by drilling.

Mineralization

São Vicente Property

        Gold mineralization at São Vicente occurs for more than 1,000 metres in two parallel NW-SE trending zones along the flanks of an anticline (convex-upward fold). These zones are within a larger regional area of shearing — 10 kilometres long by 2 kilometres wide — and characteristically proximal to the major regional shear zones.

        Most of the gold occurs in millimetre to several centimetre-thick quartz veins that cut the host rocks in two prominent directions. One is sub-vertical in association with mylonite shear zones sub-parallel to foliation in the meta-arenite host rocks. The other is flat to shallow dipping and cross-cuts the foliation and bedding of the host rocks. The concentration of gold is directly related to the frequency of the two structures. Gold is closely associated with quartz, to a lesser extent pyrite, and to a very small extent, arsenopyrite. Sericite and minor chlorite are common accessory minerals. Throughout the deposit, free gold is common and is visible as fine to coarse grains, some up to 10 millimetres in diameter. This gold is commonly described as “gravimetric gold” because of the historic gravimetric method used during the assaying for gold and for the mining method used to recover it. The fine gold that occurs in sericite, sulphides and silicates is collectively described as “chemical gold”. A significant “nugget” effect is present. The contact between weathered (oxide-bearing) and unweathered (sulphide-bearing) rocks is highly irregular due to locally deep penetration of surface waters along major structural breaks.

São Francisco Property

        Gold mineralization in the folded Aguapei Group metasediments at São Francisco occurs in epigenetic, quartz-filled shear zones generally along the foliation that is oriented parallel, or subparallel and proximal, to the axis of the folds and in later, flat to shallow dipping quartz veins and infilled shear zones that cut the primary bedding of the host rocks. The gold occurs always as free gold, frequently as coarse nuggets measuring several millimetres in diameter within the quartz, as laminations along the fracture planes, and within limonite boxwork after pyrite and arsenopyrite. Pyrite and arsenopyrite commonly occur at depth and form the gangue minerals in the unweathered sulphide horizons. A significant “nugget” effect is present.

        Within the deposit two zones are recognized. The Upper Zone occurs from surface to 130 metres vertical with mineralization grading approximately 0.90 grams of gold per tonne. The grades are regularly distributed within meta-arenites containing abundant interbeds of meta-pelite. The Lower Zone is a higher grade zone below the Upper Zone within meta-arenites having lesser meta-pelite interbeds. Grades range from 1.86 to 58.0 grams of gold per tonne.

        Higher grade gold mineralization also occurs where narrow 1 to 5 centimetres wide quartz veining is intense and cross-cuts the bedding (possible extensional fractures), producing a stockwork-like appearance. Four sets of vein systems have been identified.

        The major shear zones provided the conduits for the gold solutions that were then trapped in the flanks of the anticline (saddle and leg reefs) or at contacts of contrasting permeability. These major shear zones have played an important role in the deposition of the gold as shown by the close proximity of gold to these structures in near vertical bodies along the major alteration zones.

        The HAZ that contains the mineralization is a relatively regular, steeply dipping tabular zone which extends to levels below the drilling performed to date. Within the HAZ, mineralization is localized by: tensional and shear quartz veins; mylonite bands with sulphides; macroscopic folds (i.e. visible in hand specimen without a microscope); and strain softening zones.

        The highest elevation of the mineralization is 800 metres above mean sea level and the lowest 450 metres above mean sea level. It is 1,800 metres long, 150 metres wide and 350 metres deep (still open at depth).

Drilling

São Vicente Property

        Santo Elina drilled 30,990 metres in 226 drill holes between 1985 and 1997. Part of this work was in support of ongoing production. Two hundred and twenty-four holes were diamond-core drill holes and the other two were reverse circulation drill holes, totalling 318 metres. All the drilling was carried out on the deposit or the possible immediate extensions of it and the drill core was either NQ (47.6 millimetre diameter) or HX (76.2 millimetre diameter) in size. The drill holes are predominantly inclined holes (paralleling the cross section lines) at various dips from both directions, and many of the deeper holes have been drilled as a fan from a single set-up location. Core recoveries were above 95%. Drilling was carried out by Brazilian contractors.

        Core recoveries, measurements of rock quality determination (“RQD”), and geologic descriptions (including lithology, alteration and mineralization) were all made before the core was sampled.

        The geology and controls on gold mineralization are similar to the São Francisco deposit. Although six structural/lithological domains were identified, the definition of the HAZ outline was considered to be the most important feature controlling the gold mineralization. As with São Francisco, the HAZ boundaries were initially digitized into the model and a 3-D triangulated solid was generated and used to constrain the grade interpolation. For the final resource estimate, Lynn Canal Geological Services used an indicator method to define the HAZ ore shell. The basic separation was to flag assays as being either inside or outside of this zone to generate an envelope of continuous mineralization and to ensure that information from holes outside was not used to interpolate grades inside the shell. This also limits the potential for smearing and diluting of grade inside the HAZ.

São Francisco Property

        A total of 50,917 metres in 334 drill holes, all by Santa Elina, has been completed on the deposit and immediate area. All diamond drill core was either NQ (47.6 millimetre diameter) or HX (76.2 millimetre diameter) in size and core recoveries were above 95%. Reverse circulation drilling accounts for 8,951 metres of total, and 6 of the core holes were drilled for metallurgical purposes. The resource area was drilled on a 25 metre by 25 metre grid. The drill holes are a combination of vertical and NE and SW inclined holes (mostly at an angle of 60(degree)). Drilling was carried out by a variety of Brazilian contractors.

        Specific gravities were calculated in the classic manner of weighing in air and weighing in water of a paraffin coated section of core.

        Core recoveries, measurements of RQD, and geologic descriptions (including lithology, alteration and mineralization) were all made before the core was sampled.

        Five lithological units have been identified at São Francisco; however, it is believed that they play a relatively minor role in the mineralization and grade distribution in the deposit. The one important distinction is to separate out the saprolite (highly weathered and decomposed bedrock) material from the rest of the units. By far the greatest control over the mineralization is the identification of a HAZ. The basic separation had been to flag assays as being either inside or outside of this zone. The HAZ was digitized into the model in previous resource estimates and a 3-D triangulated solid was generated and used as boundaries for grade interpolations. This separation of inside and outside the HAZ was done to ensure that information from holes outside the HAZ was not used to interpolate grades inside the HAZ during the block modelling process and to ensure that grades were not interpolated into areas with limited drilling information. The gold grade of the mineralization is about 15 times higher inside the HAZ than outside.

        Other major logged attributes such as alteration, sulphide content, presence of gold nuggets, occurrence of sericite, kaolin and hematite and the abundance of quartz were looked at in detail recently (2003) by FSS Canada Consultants Inc. (“FSS”) to determine their impact on grade distribution, particularly within the HAZ. The presence of one or more of these attributes almost always indicates a higher gold grade and these subdivisions within the HAZ were used in the grade interpolation.

        Five geologic zones with distinct gold grade distributions were identified and studied with variography by FSS; four of these were within the HAZ and one was outside the HAZ. Each drill hole sample interval was assigned to one of the five zones and this information was used to provide a 3-D prediction of the location of the geologic zones. The conclusion was that all four HAZ zones do have spatial continuity, indicating that geologic zones, defined largely on statistical grounds, should be correlatable and a sectional geological interpretation of these zones should be possible. These zones should also be separable during mining in the open pit. A better definition of the zones will improve the local accuracy of the resource estimate, which is essential when completing the final mine plan. WGM audited the work completed by FSS and agreed with its conclusions and the parameters used.

        Yamana currently has an exploration drilling program underway at São Francisco, designed to expand and upgrade peripheral gold resources including a promising high grade zone at depth beneath the proposed open pit. The drilling has completed 13,126 metres (43 holes) of a planned 15,000-meter core drilling program. Logging of drill core reveals that almost half of the holes completed to date cut quartz-sulfide veins with visible gold. Additionally, assays for three-fourths of the first 12 holes for which results have been returned show high-grade gold (from 6.02 to 56.70 g/t) over 2-meter intervals. Most of the high-grade zones hit in the drilling are enclosed or associated with wider zones of low-grade mineralization, typically 0.34 to 1.0 g/t Au over widths of 6.0 to 20.0 metres or more (calculated using the same 0.34 g/t cut-off currently applied to the open pit mine plan). However, Yamana believes the grades of many of these lower grade zones may be understated by the drilling. Yamana has changed from NQ-size drill core (56.0 mm) to HQ (63.5 mm) to increase drill sample volume to obtain larger samples for better determination of grade.

Sampling and Analysis

        Similar sampling procedures were carried out at São Vicente and at São Francisco.

        Samples from both projects are predominantly drill core (HX-size 76.2 millimetre diameter or NQ-size 47.6 millimetre diameter) with a lesser number of chip samples from reverse circulation drill holes. At São Vicente, 226 holes were drilled and sampled; at São Francisco, 334 holes were drilled and sampled. At both projects, holes in the resource areas were drilled on 25 metre x 25 metre grids. Core recoveries averaged better than 95% for both projects.

        The HX-sized core was split and 11 kilogram samples collected at 2 metre intervals from one-half the core. The NQ-sized core was also sampled at 2 metre intervals but the entire core was used in order to provide an adequate sample size.

        Concerns about the gold nugget effect in sampling led Santa Elina to develop specific sampling protocols. Samples were crushed on site to quarter-inch and pulverized to minus 2 millimetres in a hammer mill. A fraction of this was saved for ore characterization, the rest was panned to remove the so-called “gravity” gold (+150 mesh), which was then amalgamated and assayed at the São Vicente mine laboratory facilities. The heavies that remained after amalgamation were assumed to contain no gold but were captured and saved. The entire pan tailings were collected, dried, and split to a 1.8 kilogram sample and shipped to the NOMOS laboratory in Rio de Janeiro for gold analysis of a 50 gram sample by fire assay with an AA finish. The value obtained from this assay was termed the fine or “chemical” gold assay. Therefore, each 2 metre interval has two assays, gravity and chemical, and the sum of them is the total gold grade.

        The reverse circulation drill holes were also taken at 2 metre intervals. Sample collection was done using a cyclone installed at the drill rig. One of two splitting devices was set under the cyclone: a “Jones” splitter was used for dry samples, and a rotating hydraulic splitter for wet samples. Both splitters provided for 100% capture of cuttings with division of sample product handled automatically. A portion of this sample was dried and sent to NOMOS and a portion retained on site.

        Past sampling procedures were audited in 1997 by an independent geochemical consultant, Kenneth Lovstrom of Tucson, Arizona. Lovstrom in general found no fault with past procedures, but for the subsequent 1997 drilling program he recommended a more industry standard protocol consisting of new preparation and analytical methods and a system of check sampling.

        At the site, NOMOS set up a preparation and analytical lab. Assaying was done on entire samples using fire assay with an AA finish. In this sample stream there was no “gravimetric” gold assay. Almost two thousand 1997 samples were analyzed using both pre-1997 and 1997 protocols. It was concluded that results were comparable, that the pre-1997 sampling data were reliable, and that, by inference, the “gravimetric” step was not necessary. Some doubt has recently been cast on this conclusion.

        Check assaying was carried out for Santa Elina by Bondar-Clegg in Vancouver and GeoLab in Brazil. The check assay system consisted of the introduction of blanks and standards each 26 samples, duplicates each 10 samples and checks of 5% of the pulps at a second lab. Four of the standards were prepared by Bondar-Clegg in a round robin process with material from Santa Elina’s Fazenda Nova project. Mr. Lovstrom concluded at the end of the program in January 1998 that the assay data were acceptable for use in resource estimates.

        In their 2003 Preliminary Feasibility Study report, WGM note that data obtained after January 1998 indicate some further investigation is required regarding the earlier sampling results. A 50 sample set of pulps was subjected to a metallic sieve assaying method followed by fire assay and an AA finish. These results were compared with the historic results using the pre-1997 Santa Elina procedures and the procedures introduced following the quality control audit noted above. Although the small sample population does not allow for definite conclusions, there appears to be a large discrepancy between the metallic sieve assay results and the historic ones — with the metallic sieve assay grades being much higher. In addition, the same data notes that the pre-1997 Santa Elina procedures included deducting 8% from the gravimetric gold assay to account for silver amalgamated with the gold, but earlier reports neglected to mention this step. Based on this information, Yamana believes it is possible the earlier reported grades might be understated.

Security of Samples

        There is no information available regarding specific sample security procedures during sample preparation, analysis and/or transportation. Remaining drill core from both São Francisco and São Vicente projects is stored under cover at the São Vicente project site, as are the sample pulps and rejects.

Mineral Resources and Mineral Reserves

São Vicente Property

        The following table sets forth the estimated Mineral Reserves for the São Vicente property as at February 29, 2004.

Probable Mineral Reserves(1)(2)(3)

	Tonnes (million)	Gold (grams per tonne)	Contained Gold (ounces)
Probable Mineral Reserves	5.22	0.96	161,000

(1)	The Mineral Reserves for the São Vicente property set out in the table above have been prepared by Santa Elina and reviewed by WGM. The Mineral Reserves are classified as Probable Mineral Reserves and are based on the CIM, Metallurgy and Petroleum ("CIM") Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.
(2)	The Mineral Reserves were estimated using a cut-off grade of 0.30 grams of gold per tonne. The gold price used for the Mineral Reserve estimation is US$325 per ounce. The cut-off grade is based upon historical metal recovery from the property together with operating cost estimates of US$3.52 per tonne.
(3)	Dilution and mining losses are incorporated in the Mineral Reserves through the cut-off grade employed.

        The following table sets forth the estimated Mineral Resources for the São Vicente property as at February 29, 2004.

Inferred Mineral Resources(1)(2)(3)(4)
(Excluding Probable Mineral Reserves)

	Tonnes (million)	Gold (grams per tonne)	Contained Gold (ounces)
Inferred Mineral Resources	11.4	0.81	297,000

(1)	The Mineral Resources for the São Vicente property set out in the table above have been prepared by Santa Elina and reviewed by WGM. The Mineral Resources are classified as Inferred Mineral Resources and are based on the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.
(2)	The Mineral Resources were estimated using a cut-off grade of 0.30 grams of gold per tonne. The gold price used for the Mineral Resource estimation is US$375 per ounce. The cut-off grade is based upon historical metal recovery from the property together with operating cost estimates of US$3.52 per tonne.
(3)	Dilution and mining losses are incorporated in the Mineral Resources through the cut-off grade employed.
(4)	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

São Francisco Property

        The following table sets forth the estimated Mineral Reserves for the São Francisco property as at February 29, 2004.

Probable Mineral Reserves(1)(2)(3)

	Tonnes (million)	Gold (grams per tonne)	Contained Gold (ounces)
Probable Mineral Reserves
@ 0.34 grams of gold per tonne cut-off	28.876	0.81	753,000
@ 0.19 grams of gold per tonne cut-off	14.505	0.24	112,000
Total Probable Mineral Reserves	43.381	0.62	865,000

(1)	The Mineral Reserves for the São Francisco property set out in the table above have been prepared by Santa Elina and reviewed by WGM. The Mineral Reserves are classified as Probable Mineral Reserves and are based on the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.
(2)	The Mineral Reserves were estimated using a cut-off grade of 0.34 grams of gold per tonne and 0.19 grams of gold per tonne. The gold price used for the Mineral Reserve estimation is US$325 per ounce. The cut-off grade is based upon historical metal recovery from the property together with operating cost estimates of US$3.14 per tonne.
(3)	Dilution and mining losses are incorporated in the Mineral Reserves through the cut-off grade employed.
(4)	The dump leach material is at a grade of between 0.34 grams of gold per tonne and 0.19 grams of gold per tonne and goes directly to heap leach.
(5)	There are 12.42 million tonnes of Indicated Mineral Resources at 0.77 grams of gold per tonne outside of the present proposed pit.

        The following table sets forth the estimated Mineral Resources for the São Francisco property as at February 29, 2004.

Inferred Mineral Resources(1)(2)(3)(4)
(Excluding Probable Mineral Reserves)

	Tonnes (million)	Gold (grams per tonne)
Inferred Mineral Resources	34.86	0.538

(1)	The Mineral Resources for the São Francisco property set out in the table above have been prepared by Santa Elina and reviewed by WGM. The Mineral Resources are classified as Inferred Mineral Resources and are based on the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.
(2)	The Mineral Resources were estimated using a cut-off grade of 0.34 grams of gold per tonne. The gold price used for the Mineral Resource estimation is US$325 per ounce. The cut-off grade is based upon historical metal recovery from the property together with operating cost estimates of US$3.14 per tonne.
(3)	Dilution and mining losses are incorporated in the Mineral Resources through the cut-off grade employed.
(4)	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

        The mineral reserves and resources for São Francisco have been defined entirely by drilling. A previous bulk sample completed by Santa Elina shows grades that are greater than the grades used to calculate the mineral reserves. Yamana intends to conduct a further drilling program of the higher grade deeper zones and the results of that drilling program are expected to provide a better understanding of the overall deposit.

Mining Operations

        The proposed mine plan developed by Yamana for operations at the São Vicente and São Francisco sites is for production to begin at São Francisco in 2005 and São Vicente in 2006. São Vicente would be a three-year gravity-heap leach operation (including development and post mining gold recovery periods) to be followed by development of a nine-year operation at São Francisco. Both equipment and workforce would be transferred from São Vicente to São Francisco as the initial operation is completed and the new site commissioned. The townsite and other facilities already in place at São Vicente would be used for both operations with travel over a 58 kilometre road required between the two operations.

        Yamana intends to drill the higher grade deeper zones concurrently with the update to the feasibility study. A production decision on the São Vicente property will be deferred pending the results of drilling of the higher grade deeper zones and an increase in reserves at the São Vicente and São Francisco.

São Vicente Property

        A preliminary feasibility study was completed in 1997 to re-establish an operation at the São Vicente site. The 1997 study was updated in 2002 to reflect the devaluation of the Brazilian currency to the US dollar and changed due to increased ore reserves, and new estimates for capital and operating costs and new quotations benchmarked from similar operations. The Company plans to complete a final feasibility study in 2004.

        The short-term operation planned for São Vicente includes an open pit mining operation at a stripping ratio of 1.28:1 developed by expanding the existing pit. The pit operation will supply ore to the heap leach operation over a 24-month period requiring a mining rate of 16,400 tonnes per day of combined ore and waste. A total of 5,221,444 tonnes of ore at a grade of 0.96 grams per tonne is to be mined. The primary mining fleet will consist of hydraulic drills and shovels, and articulated 35 tonne trucks. Employees would be a combination of both contracted and company employees. The Whittle designed pit includes slopes at 55º with 10 metre benches in waste and 5 metre benches in ore.

        The São Vicente operation will be assembled using some of the existing equipment and infrastructure at the site along with the purchasing of new equipment for the mining and processing operations. The operating plan entails starting the São Vicente operation and on completion of mining, some of the equipment would be moved to the São Francisco site for mine development. Rental equipment would be used, if necessary, at São Vicente during the transition period.

        In addition to mining the primary ore, it is also planned to mine the existing jig tailings that are stored on site and reprocess them in the heap leach operation. This mining of the jig tailings would take place over a 10 month period during the initial year of operation with an estimated total of 1,260,000 tonnes reprocessed.

        Based on the metallurgical testwork, a flowsheet was proposed for São Vicente that entails crushing of the open pit ore to minus 19 millimetres and screening at 3 millimetres. The coarse fraction would be prepared for heap leaching with the fine fraction subjected to gravity recovery by jigs. The fine fraction would be de-slimed and also prepared for heap leaching. The heap leach would have a 120-day leach cycle.

        The gravity and heap leach operation will be constructed in part at the existing plant site area with some deforestation required for the heap leach site. The existing tailings disposal area and water supply would be used. Construction of the heap layers would include surface grading and PVC covering required to shed water from the circuit during the rainy season. The total operating period for the heap leach is projected to be three years, the mining ending in year two with only the heap operation extending into the third year.

        The projected overall gold recovery for the São Vicente operation is 81% with the gravity recovery estimated at 20% and the heap recovery estimated to be 76%.

São Francisco Property

        A small-scale demonstration plant is under construction to process the tailings from the Portuguese operations of the 1700s. The operation will process the Portuguese tailings in a hammer mill followed by a sluice or Knelson concentrator to collect a gravity concentrate for amalgamation. The operation is expected to produce 10 kilograms or approximately 320 ounces of gold per month to help offset the interim site maintenance costs as well as support some of the process design criteria for the full scale operation that is planned.

        Based on the Whittle pit design developed from the May 2003 resource block model, the São Francisco operation will mine and process over a mine life of nine years 28,800,000 tonnes at 0.81 grams of gold per tonne. The overall stripping ratio will be 1.71. The pit design incorporates a pit slope of 42° in the upper oxidized zone increased to 60° in the unweathered rock, based on previous studies of slope stability. The mine design calls for 5 metre benches in the ore.

        The mining operation will be carried out with hydraulic excavators and 90 tonne haulage trucks with typical pit support equipment to sustain the operation. The mining rate will be 9,600 tonnes per day of ore with a total combined mining rate of 26,000 tonnes per day of ore and waste required to sustain the operation. The head grade is 0.81 grams of gold per tonne.

        The proposed flowsheet includes crushing to a maximum size of 36 millimetres, followed by agglomeration, then heap leaching with a 90-day leach time. The heap leach layers will require surface grading and covering with PVC during the wet season to divert excess rain water. The proposed heap leach cycle time is 120 days. Also, a dump leach operation is proposed for pit material at a cut-off grade of 0.18 grams of gold per tonne that is estimated at an average grade of 0.24 grams per tonne. The proposed heap leach cycle time is 120 days. However, no testwork has been done to support this dump leach operation.

        The Company plans to complete a final feasibility study for São Francisco in 2004.

Conclusions and Recommendations

        WGM concluded that Yamana has appropriate operational plans for the Saõ Vicente and Saõ Francisco projects and that each of the projects hosts gold deposits that can be mined and processed as low cost open pit/heap leach operations. WGM recommended that Yamana carry out feasibility studies on each of the Saõ Vicente and SaõFrancisco properties.

Fazenda Nova/Lavrinha Property

        The disclosure under the heading “Narrative Description of the Business — Mineral Projects — Fazenda Nova/Lavrinha Property” has been derived from a technical report dated December 22, 2003 entitled “Fazenda Nova Technical Report for an Open Pit/Heap Leach Gold Project in Brazil” prepared by Michael W. Cassiday, AusIMM , Vice President of Kappes, Cassiday & Associates and Melvin L. Klohn, P.Geo, Vice-President, Exploration of the Company.

Property Description and Location

        The Fazenda Nova/Lavrinha property is located in the centre of the State of Goiás in central Brazil, some 15 kilometres west of the town Fazenda Nova, or approximately 225 kilometres west of the city of Goiânia, the capital city of Goiás.

        The project consists of five mining concessions (two are contiguous) containing several gold zones and exploration targets covering a total 3,108.69 hectares. Two of the gold targets, Lavrinha and Vital, have received most of the exploration and are the most advanced. Lavrinha and Vital are located on one mining concession which was recently awarded to Yamana.

        The one mining concession was optioned from Mineração Bacilândia-METAGO (“METAGO”), the Goiás State mining company, which retains a 1.5% NSR. The remaining four concessions were optioned from Western Mining Corporation (“WMC”) who retain a sliding scale/gold price royalty ranging from a 1.0% to 1.5% NSR. Exploration rights for an initial three-year period were granted in February 2002 on the four original WMC concessions.

        The surface rights for the Lavrinha and Vital deposits have been leased from local landowners (farmers). Rent on the leases total about US$500 per month. Under Brazilian law, the landowners will also receive a 0.5% NSR royalty on mineral production from their properties.

        Santa Elina prepared an EIS and presented it to the Goiás State Environmental Agency (“AGMAR”) in August 1997 for approval. Considerable site specific baseline data including vegetation studies, wildlife, soil and hydrology had been collected, studied and analyzed to prepare the EIS which is one of the requirements to obtain a mining license. However, due to low metal prices Santa Elina requested that AGMAR hold the licensing process. In March 2002, the licensing process was restarted and a community public meeting was held in April 2002, and since no objections were received at the meeting to the proposed mining plan, on June 24, 2002 AGMAR issued the EIS License.

        The permitting process was subsequently completed and a Construction License has been granted. After the construction and fulfilling the EIS License and Construction License requirements, Yamana will apply for an Operating Licence.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

        The Fazenda Nova/Lavrinha project is readily accessible by road, some 210 kilometres from Goiânia to the village of Fazenda Nova over a paved road and from Fazenda Nova to the project, an additional 15 kilometres over a well maintained gravel road. Goiânia is serviced by several daily scheduled air flights from major Brazilian cities. An unpaved airstrip suitable for small aircraft is located in the village of Fazenda Nova.

        The climate of the area is classified as wet tropical (Köppen classification) with hot, rainy summers from October to March and dry winters from April to September. The average annual temperature is 24.7° Celsius and the average annual rainfall is 1,630 millimetres.

        The Fazenda Nova/Lavrinha project is located in a farming and cattle raising community. Modern educational, medical, shopping and banking facilities are available in the nearby towns of Fazenda Nova, Jussara, Bacilândia and Israelândia.

        Goiás has several operating mines with numerous personnel well trained in mining.

        Complete support facilities will be required including warehouse, administration offices, maintenance shops and assay laboratory, cafeteria and clinic. Housing will not be required given the towns nearby within a 40 kilometre distance.

        Electrical power (69 kilovolts) is readily available some 6.5 kilometres from a national grid powerline. Water for the project (process make up, fire protection and potable water) can be obtained from the Pil?es River, the Rio das Pil?es.

        The physiography of the project area is typical of savannah country generally flat with little relief, however, much of the primitive vegetative cover of the area has been removed and is now replaced by pastures (livestock farming). The Rio das Pilões is the main drainage of the general area with the project site located between the creeks, Córrego das Bacias and Córrego do Garrafáo.

        Surface rights covering the project areas have been leased from the local landowners. The flat country offers ample sites for waste disposal areas, heap leach pads, and for operating and processing facilities. Surface and groundwater are readily available for mining and processing operations.

History

        Placer deposits of gold and diamonds were discovered by the Portuguese Bandeirantes in the 18th Century. The main mining activities were concentrated along two main drainages, Rio Pilões and Rio Claro. The Portuguese Crown, however, claimed the area, withdrew it from exploitation and the area remained with limited exploitation until Brazilian Independence was declared.

        More recently, the rivers have been periodically worked by garimpeiros (artisanal miners), however, no primary mineralization was discovered during their activities. Presently, garimpeiro activity is forbidden in the area by the Federal Agency for Environmental Affairs.

        The Fazenda Nova/Lavrinha prospect was discovered by WMC during a 1991 to 1992 regional exploration program. WMC terminated exploration in the area in 1992 and thereafter METAGO continued to work on the

Lavrinha anomaly. In 1993, METAGO was awarded a temporary mining permit. Over a 13-month period in 1993 and 1994, METAGO developed a small, open pit-heap leach gold operation, mining and processing the gold-bearing saprolite. Although initial gold recovery of the run-of-the-mine heap leach operation was reportedly approximately 85%, poor agglomeration and poor heap leach construction practices resulted in reduced recoveries and the eventual closure of the mine.

        After Santa Elina acquired the property in 1995, it decided to focus on delineating further gold mineralization and carried out a drilling program.

Geological Setting

        The Fazenda Nova/Lavrinha property is underlain primarily by rocks of Precambrian-age (4,500 to 543 million years) and secondarily by rocks of Paleozoic-age (543 to 248 million years) in four lithologic-tectonic domains. Outcrops of bedrock are rare as a thick residual soil known as “laterite” covers the area. The laterite soil, leached of silica and enriched in iron oxide, commonly has a “pisolitic” or hardened layer at approximately 5 to 6 metres depth. Weathering commonly extends to approximately 50 metres depth together with extensive formation of thoroughly decomposed, chemically weathered bedrock known as “saprolite.”

        The most prominent geological feature of the regional area is the northwest trending Fazenda Nova-Israelândia-Ipora lineament. This major regional feature is a shear zone some 5 to 10 kilometres wide, containing severely crushed and granulated (“cataclastic”) rocks. It forms the boundary between a domain of metamorphic weakly-foliated granite-like (“gneissic”) rocks to the east and a volcano-sedimentary sequence to the west. The “gneissic” rocks are of uncertain age but are intruded by upper Precambrian-age granitic bodies and are overlain to the east by metamorphic sedimentary rocks of Neo-Proterozoic age (900 to 543 million years).

        Most of the known gold prospects are in the western part of the project area, underlain by metamorphic felsic and mafic volcanic units interlayered with metamorphic sedimentary rocks. The layered rocks are part of the Amorinopolis Group and are known locally as the Jaupaci sequence. They are intruded by small to large granitic bodies of Upper Precambrian age and contain mafic to ultramafic rock bodies of uncertain age or origin. Gold showings occur along a 40 kilometres long trend following the regional northwest shear zone and commonly related to the intrusive granitic bodies.

        The Lavrinha regional project geology is totally masked by the residual laterite soil. Most detailed geologic information has been obtained from the diamond drilling program (approximately 25,000 metres), from the auger drilling program (approximately 10,000 metres), and through the mapping of the garimpo pits (artisanal workings) from an exploration program carried out by Santa Elina beginning in January 1995.

        The bedrock of the Lavrinha area consists of deformed metamorphic “dacite” — a quartz-bearing type of volcanic rock – and instrusive bodies of “diorite” and “tonalite” — granitic rocks that contain only small to moderate amounts of quartz. The intrusive bodies occur as cross-cutting dikes and as flat-lying tabular masses known as sills. They are less deformed than the dacite but often show strong hydrothermal alteration; approximately 70% of the original minerals have been replaced by carbonate, chlorite, sericite, biotite and sulphides.

        The average depth of the weathered zone is 50 metres with the top marked by a 1.5 metre thick clayey soil, underlain by a 0.7 to 1.0 metre thick “pisolitic” or hardened layer, in turn underlain by a zone of chemically decomposed bedrock (“saprolite”) which can be up to 4.7 metres thick.

Exploration

        Exploration was conducted on the Fazenda Nova/Lavrinha area by WMC during a 1991 to 1992 regional geochemical exploration program. WMC followed up with a soil sampling program on a 100 by 50 metre grid and delineated two areas with potential for mineral resources known as Lavrinha and Vital.

        WMC continued with auger drilling and at Lavrinha obtained gold values up to 6.44 grams of gold per tonne over 19.0 metres and estimated a resource of 235,000 tonnes at 3.93 grams of gold per tonne. The auger drilling at Vital intercepted several sub-parallel gold bearing veins, at widths of 1 to 2 metres.

        After a land tenure conflict developed, WMC stopped exploration in the area. This conflict was subsequently resolved and METAGO continued working on the Lavrinha and was awarded a temporary mining license in 1993. METAGO, over a 13 month period during 1993 to 1994, developed a small, open pit, heap leach operation in the saprolitic rocks of the weathered zone at Lavrinha. A reported total of 100,000 tonnes of the gold bearing saprolite at an estimated grade of 2.2 grams of gold per tonne and at a cut-off grade of 1.5 grams of gold per tonne was mined. The heap leach operation was originally estimated to produce an 85% recovery but because of poor agglomeration and heap leach construction practices resulted in poor recoveries and the eventual closure of the mine.

        After acquiring the property, Santa Elina decided to suspend any further mining and concentrate on outlining additional gold mineralization. Santa Elina carried out auger, reverse circulation and diamond drilling in the Lavrinha-Vital area totalling 36,069 metres and outlined a gold mineralized saprolitic zone over an area of 3 by 1.5 kilometres to a depth of 50 metres.

        Several other oxidized gold targets in the general area will require exploration.

Mineralization

        Gold occurs as very small (less than 20 microns) free grains, commonly associated with fine grained arsenopyrite. The mineralization resulted from ascending hydrothermal fluids infilling a network of fractures and zones of weakness to form a “stockwork” system. The hydrothermal fluids are composed of carbonates (mainly the iron-rich varieties known as siderite and ankerite) and arsenopyrite, with gold accompanying the arsenopyrite commonly in areas associated with carbonate-quartz veinlets. Gold is localized along the margins of dikes that cut a diorite body; the dikes trend about N20°W and dip 75° to the northeast.

        The mineralization examined in detail to date – and the only mineralization considered in the 2003 report by WGM — is the oxidized material occurring as “saprolite.” Primary mineralization known at depth beneath the “saprolite” has not been evaluated. During preliminary work, high grade discontinuous zones were intercepted in eleven deep holes drilled in an open grid in a centre portion of the area. These holes indicate the presence of mineralization to a depth of 170 metres and two to 20 metres wide grading from 2 to 8 grams of gold per tonne, such as 21.9 metres interception at 5.04 grams of gold per tonne grade or 9 metres at 8.3 grams of gold per tonne. A ground EM survey indicated an extensive conductive zone with depths to 200 metres.

Drilling

        A total of 36,069 metres of drilling was carried out by Santa Elina on the property. Drill hole spacing in the main portion of Lavrinha and North Lavrinha is 25 metres; in the fringe areas and at Vital the drill hole spacing is roughly 50 metres. Most drill holes are inclined at 45° to 60° and drilled in a S70°W direction. A few vertical holes and some holes in the opposite direction (N70°E) were also drilled. Core recoveries generally exceeded 90%. The core boxes are well labelled and systematically stored.

        Representative samples from the auger and reverse circulation drilling have been bagged, labelled and stored.

        Drill hole orientation and inclination was designed to cut the dikes at right angles, as close to the true thickness of the gold mineralization as possible along the margins of the dikes.

        The most important controlling feature in the Lavrinha area is a diorite dike complex that intrudes the dacite host rocks. The gold mineralization is commonly associated with arsenopyrite and quartz-carbonate veinlets and tends to follow the N20°W strike (75° northeast dip) of the diorite, as the contacts of the dike were the main conduits for the mineralizing fluids. The drilling is perpendicular to these contacts. The mineralization is not limited to a single rock type, but the diorite appears to have the highest assays.

        The upper 50 metres is intensely weathered to saprolite and there may have been some remobilization of the gold in this layer.

Sampling and Analysis

        Sample preparation for Fazenda Nova samples was designed and installed and the personnel were trained by the well known Brazilian Assay Laboratory, NOMOS of Rio de Janeiro. The sample preparation laboratory and drill core storage are both located in the town of Fazenda Nova.

        Samples of drill core were cut by diamond saw while those of the auger and reverse circulation holes were split by a Jones riffle splitter. Following preparation, the samples were shipped by truck, twice a week to the NOMOS laboratory where samples were analyzed by fire assay for their gold content and also assayed for their arsenic content.

        WGM advises that the samples collected were representative and without sample bias.

Security of Samples

        Kenneth A. Lovstrom, an independent consulting geochemist from Tucson, Arizona was contracted by Santa Elina/Echo Bay to review the laboratory and sampling handling procedures and quality control.

        The Fazenda Nova data quality control program is made up of: (i) the insertion of a bulk control sample at a frequency of 1 in 20 drill samples; (ii) two blank samples per drill hole and 1 per 40 at the preparation facility; and (iii) one duplicate drill sample per 20, all sent for analysis to the NOMOS laboratory.

        The throughput of the samples from the sample preparation laboratory is tracked by computer generated flow sheets and stick on labels.

        Samples were shipped by truck to the NOMOS laboratory, although the specific measures taken were not available. WGM believes that the procedures adopted were adequate, and no comments regarding security were made in the report by Mr. Lovstrom during his quality control review of the sampling operation.

        Check assays were conducted at Geolab, Belo Horizonte, MG and at Bondar-Clegg’s Lusiânia, Brazilia DF in Brazil and at Bondar-Clegg in Vancouver and Lakefield Research, Ontario in Canada.

        WGM advises that the amount of sampling was adequate and that the sample preparation, the security and the analytical procedures were all carried out in a professional manner.

Mineral Resources and Mineral Reserves

        The following table sets forth the Probable Mineral Reserves for the Fazenda Nova/Lavrinha property as at February 29, 2004.

Probable Mineral Reserves(1)(2)(3)

Deposit	Tonnes (million)	Gold (grams per tonne)	Contained Gold (ounces)
Lavrinha	4,757	0.905	138,000
Vital	794	0.813	21,000
North Lavrinha Ext	162	0.769	4,000
Total	5,713	0.888	163,000

(1)	The Probable Mineral Reserves for the Fazenda Nova/Lavrinha property set out in the table above have been prepared by Michael W. Cassiday, AusIMM, Vice President of Kappes, Cassiday & Associates. The Mineral Reserves are classified as Probable Mineral Reserves and are based on the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.
(2)	The Mineral Reserves were estimated using a cut-off grade of 0.30 grams of gold per tonne. The gold price used for the Mineral Reserve estimation is US$345 per ounce.
(3)	Dilution and mining losses are incorporated in the Mineral Reserves through the cut-off grade used.

        The following table sets forth the estimated Mineral Resources for the Fazenda Nova/Lavrinha property as at February 29, 2004.

Indicated and Inferred Mineral Resources(1)(2)(3)(4)
(Excluding Probable Mineral Reserves)

Deposit	Tonnes (million)	Gold (grams per tonne)	Contained Gold (ounces)
Lavrinha - Indicated	5,393	0.88	153,000
Lavrinha - Inferred	56	0.47	1,000
Vital - Indicated	982	0.77	24,000
Vital - Inferred	38	0.56	1,000
North Lavrinha Ext. - Indicated	405	0.58	8,000
North Lavrinha Ext. - Inferred	1	0.44	00,000
Total Indicated	6,780	0.85	185,000
Total Inferred	95	0.50	2,000

(1)	The Mineral Resources for the Fazenda Nova/Lavrinha property set out in the table above have been prepared by Michael W. Cassiday, AusIMM, Vice President of Kappes, Cassiday & Associates. The Mineral Resources are classified as Indicated Mineral Resources and Inferred Mineral Resources and are based on the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.
(2)	The Mineral Resources were estimated using a cut-off grade of 0.30 grams of gold per tonne. The gold price used for the Mineral Resource estimation is US$350 per ounce. The cut-off grade is based upon historical metal recovery from the property together with operating cost estimates of US$4.24 per tonne.
(3)	Dilution and mining losses are incorporated in the Mineral Resources through the cut-off grade used.
(4)	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Mining Operations

        Construction of the Fazenda Nova mine began in January 2004 and was completed in June 2004. The construction costs of the mine was below the Company’s original capital expenditure estimate of $6.6 million.

        The Fazenda Nova mine is a shallow open-pit heap leach mine, with initial pits to a depth of 50 to 60 metres in saprolite ore. Crushing and agglomeration at the mine has commenced and gold production will begin in the fall of 2004. Annual gold production at the Fazenda Nova mine gold is expected to average approximately

36,000 ounces per year, for a total of 143,000 ounces of gold produced in the initial phase of the mine life of greater than four years.

        Total cash costs are estimated to be approximately $160 per ounce of gold, inclusive of royalties and taxes.

        A small operation was established at the Fazenda Nova site in 1993, which operation continued into 1994. Shallow open pits and a single layer heap leach operation was constructed with an estimated total of 100,000 tonnes mined and processed at a recovery less than the projected 85%. The reported head grade was 2.2 grams of gold per tonne of gold at a cut-off grade of 1.5 grams per tonne.

        Arrantes and Associados Consultoria completed the initial study of the Fazenda Nova project in 1997 on the shallower oxidized material only. Subsequent studies included mining deeper into transitional zones but the material from the transitional zones is not supported with sufficient development studies.

        WGM, based on the mine plan performed by Avantes & Associados in 1997, stated the Probable Mineral Reserve at the Fazenda Nova property, within the designed pit, is 3.894 million tonnes grading 0.98 grams of gold per tonne at a cut-off grade of 0.30 grams per tonne, totalling 123,000 contained ounces.

        In 2003, Moreno & Associates, a Brazilian engineering company, was retained to update the mine plan for the Fazenda Nova property, with a focus on maximizing the conversion of the existing indicated oxide resources into an open pitable probable reserve. The updated mine plan was based on the resource block model built by Russ, White, Lynn Canal Geological Services in 1997 and the cost parameters were taken from the “Fazenda Nova Project Feasibility Study” dated November 3, 2003, completed by Kappes, Cassiday & Associates.

        The Fazenda Nova project was based on developing a zone of open pits on the Lavrinha and the Vital deposits. The mines were to be developed initially with 10 metre high benches and with a 45° overall pit slope, with an overall stripping ratio of 0.99, progressing to 4 metre bench widths at the pit lower levels. The mining rate was to be approximately three million tonnes per year and would be carried out with contract mining. The stripping ratio in the Lavrinha Pit was estimated at 0.99. Due to the high rainfall in the wet season, it is anticipated that mining operations would have to be stopped periodically during wetter periods due to road conditions.

        A proposed mine plan for the mining operation will be carried out with a combination of front-end loaders and hydraulic backhoe type shovels. Typical highway type haulage trucks with 35 tonne capacity will be engaged. Due to the variation from free digging material in the upper levels and harder rock requiring drilling and blasting in the transition zones, a variety of mining equipment is proposed over the short mine life but all readily available from contractors. The mining operation during the mining life of Lavrinha and Vital was expected to be 5,710,000 tonnes of ore to the heap leach operation with a total of 11,388,000 tonnes of ore and waste mined over an approximate 3.7 year mine life.

        To process the ore a conventional dedicated heap leach pad was proposed. The mined ore will be desegregated with equipment followed by agglomeration, conveyance, and radial stacking on the heaps. WGM did not believe this equipment will be suitable for deeper transition ore which may require crushing.

        Due to the heavy rainfall (1,500 millimetres) in the wet season, the tops of the heap layers will have to be graded and covered to shed precipitation from the heap leach operation. Additionally, due to extensive clays in the surface soils and waste materials, diversion dikes and dams would have to be maintained to control mine site drainage and protect the nearby watershed. During the dry season it was proposed to use sprinkler type irrigation of the heaps to reduce water inventories to as low as possible for the next wet season.

        Kappes, Cassidy & Associates of Reno Nevada completed an update to the feasibility study on the project in November 2003. The feasibility study concluded that the Fazenda Nova project could be mined by open pit methods and the ore processed by heap leaching at a profit. Kappes, Cassidy also concluded that there was potential to find additional gold mineralization in the region.

Cumaru-Gradaus, Brazil

        The geological and historical property summaries disclosed under the headings “Narrative Description of the Business – Mineral Projects – Cumaru-Gradaus, Brazil — Eastern Santa Cruz Province, Argentina — Martinetas and other Micmar Properties, Argentina — La Paloma (Syrah), Argentina — Estrella and Condor, Argentina — Other Properties in Argentina” have been prepared by Melvin L. Klohn, Vice-President of Exploration of Yamana. Mr. Klohn is a licensed Geologist with degrees in geology and has 36 years experience in minerals, petroleum and coal exploration. The content herein is based largely on technical information set forth in a number of independently prepared geological reports.

Regional Setting

        Yamana made its first foray into Brazil in November 2002, selecting the first of several interesting gold exploration opportunities for acquisition. The Cumaru-Gradaus acquisition consists of almost 1,000 square kilometres of exploration concessions and mining rights in the southern part of the Carajas region in Para State, Brazil. Located about 8 degrees south of the equator, the climate is tropical with alternating wet and dry seasons. Most of the area’s original forest cover has been cleared for either subsistence farming or organized agriculture. The property is accessible by 90 kilometres of all-weather unpaved road from a major paved highway at the town of Rendencao (population 80,000). The town offers a range of services and supplies, as well as a modern airport with scheduled plane service. Electricity, telephone, and other services are also available at the property in the village of Cumaru (population 4,000).

        The property is in the southern part of the Carajas region, historically famous for its major deposits of iron, nickel, manganese and gold. The best known of the region’s gold deposits is the famous Serra Pelada deposit, discovered by a local prospector in 1980 and site of a subsequent major rush involving an estimated 100,000 artisanal miners (“garimpeiros”). The next major gold discovery occurred the following year at Cumaru, the property now controlled by Yamana; this caused a second, albeit smaller, rush involving about 15,000 garimpeiros. Both of these sites were subsequently set aside by the Federal Government as Garimpeiro Reserves. Recent changes in the law allowed Yamana to negotiate with garimpeiro cooperative holding rights to the Cumaru Reserve and acquire exclusive exploration rights to the property.

        The Carajas region more recently has become famous as one of the world’s premier regions for iron oxide-copper-gold (IOCG) deposits. Since the discovery of the huge Olympic Dam deposit in Australia in the 1970s, IOCG deposits have been aggressively sought globally by major mining companies. To date, the Carajas region has yielded more giant IOCG discoveries than any other region in the world. Important discoveries include Salobo (784 million tonnes at 0.96% copper and 0.52 grams of gold per tonne), Crystalino (500 million tonnes at 1.3% copper and 0.3 grams of gold per tonne), Sossego (355 million tonnes at 1.1% copper and 0.28 grams of gold per tonne), and Alemao Bahia (170 million tonnes at 1.5% copper and 0.80 grams of gold per tonne). The potential of this newly recognized copper-gold province to contain other large discoveries has caused a flurry of exploration, including intense drilling activity by Codelco (in joint venture with Barrick) on ground just north of the Cumaru Reserve property, which is now held by Yamana.

Property Description

        Yamana’s acquisition includes the 970-square kilometre Cumaru Garimpeiro Reserve and the adjoining 17-square kilometer Gradaus mining property. Gradaus consists of partially developed private ground with an active mining license and an operations camp. The adjacent and much larger Cumaru Reserve is the site of widespread, extensive alluvial workings (now mostly inactive) from which an undocumented but apparently large amount of alluvial gold (reportedly more than 1 million ounces) was extracted during the early-1980s gold rush. This tract until now was held exclusively by the Comaroo Garimpeiro Cooperativa and has never been explored with modern methods by an organized company.

        The adjoining Gradaus property has seen two generations of mining: (1) scattered garimperio activity that illegally trespassed on the private ground to exploit shallow alluvial gold in the early-1980s, and (2) an organized mining effort by the Gradaus property owners in the early-1990s. The latter effort, consisting of an open pit mine and combined gravimetric-heap leach recovery operations, reportedly recovered significant gold over a 4-year period from bedrock veins beneath the garimpeiro workings. Limited exploration carried out during this period, including 21 diamond core holes (2,260 total metres) drilled to an average depth of 115 metres, examined veins within and beneath the open pit. Although results of this drilling were moderately encouraging, Yamana considers this an early-stage exploration property that needs much additional work and more drilling to identify a gold system of possible future interest.

Geology

        The Cumaru-Gradaus property is underlain by greenstones and granitic to gabbroic instrusive bodies of Late Archean age (slightly more than 2,500 million years old), and by platform sediments and volcanics of Early Proterozic age (from 1,600 to 2,500 million years old). There are few good outcrops in the area; bedrock is best exposed in some of the many widely scattered garimpeiro pits. Elsewhere, the rock units are mostly covered by soil and a layer of deeply weathered, oxidized bedrock known as “saprolite.”

        The old Gradaus open pit mine and many of the garimpeiro gold workings occur near the top of an elliptical granodiorite body (“Cumaru Stock”) that intrudes metamorphosed volcanics and volcaniclastic sediments of the Gradaus Greenstone Belt. Gold is associated with veins in shear zones cutting the edge of the stock and in the alteration halo surrounding the stock. Garimpeiro workings follow the elliptical margin of the stock, extending more than 8 kilometres beyond the Gradaus mine property boundary into the adjoining Cumaru reserve. None of this zone has been explored in detail or tested at depth by drilling. Elsewhere on the property, garimpeiro workings occur widely throughout the Gradaus Greenstone Belt and to a lesser extent in the overlying platform assemblage. Few of these occurrences have been examined in detail or explored at depth by drilling.

Eastern Santa Cruz Province, Argentina

        In March 2002, Yamana formed a new Argentine operating subsidiary, Recursos Yamana S.A. (“RYSA”), to explore and advance its gold-dominant properties and assets in the eastern part of the Deseado Massif region. On April 12, 2002, Yamana entered into an agreement with Cia de Minas Buenaventura S.A.A. (“Buenaventura”), a major Peruvian mining company, to create the Santa Cruz Joint Venture and fund a two-phase exploration program of these properties. Subsequently, Mauricio Hochschild Cia Ltd. S.A.C. (“Hochschild”), another major Peruvian mining company, agreed to join the Santa Cruz Joint Venture. Collectively, these two companies can earn a 66 2/3% interest in RYSA by spending $5.85 million in exploration on the properties over a six-year period. As of February 29, 2004, the Santa Cruz Joint Venture partners had spent $1.9 million on the project. Subsequent to the February 29, 2004 year end, each of Buenaventura and Hochschild withdrew from the Santa Cruz Joint Venture. The Company is currently evaluating its options with respect to exploring the eastern region gold properties, which may include seeking further joint venture partners or the Company conducting the exploration program on its own.

        Yamana, through RYSA, currently holds approximately 1,050 square kilometres of mining rights in the eastern part of Santa Cruz Province. In addition, RYSA owns all or part of three large ranches controlling surface rights over the Martinetas, Microonda and Goleta group of properties (collectively known as “Micmar”) and recently signed a lease-purchase option for another large ranch to control surface rights over the important La Paloma property.

        All mining properties in Santa Cruz Province are subject to a maximum 3% mine-mouth royalty payable to the province. Yamana’s properties held at the time of the Santa Cruz Joint Venture agreement – approximately 195 square kilometres of mining rights – additionally carry a 2% NSR royalty payable to Royal Gold, Inc. Yamana’s new properties, acquired subsequent to the Santa Cruz Joint Venture agreement, are subject only to the provincial royalty.

        No permits are required to carry out current exploration activities.

Regional Geology

        Important gold-silver occurrences in Santa Cruz Province are confined to the Deseado Massif, a geologically defined region of about 80,000 square kilometres that occupies the northern one-third of the province. The Deseado Massif region is extensively underlain by a thick pile of rhyolitic volcanic and interbedded sedimentary rocks of Jurassic-age (130-170 million years old) and is crisscrossed by numerous large fault and fracture zones. During Jurassic volcanism, these structures were sites of widespread hydrothermal activity, forming numerous shallow-level “epithermal” quartz-adularia fissure-veins, vein breccias, and stockwork-vein systems, some of which carry gold and silver minerals. The occurrences are classic low-sulphidation type, having relatively weak alteration haloes and only small amounts of sulphide minerals, and they may contain anomalous amounts of arsenic, mercury, and antimony – which can serve as exploration pathfinder elements – and small to moderate amounts of lead, copper, or zinc minerals.

Martinetas and other Micmar Properties, Argentina

        The adjacent Martinetas, Microonda and Goleta properties, together with other new adjoining properties, are collectively denoted as the “Micmar” properties. The area consists of flat to very gently rolling treeless windswept terrain averaging about 150 metres above sea level. It is transected by Argentina’s main north-south paved highway (Ruta 3), offering easy year-around access to coastal shipping ports, and by a major gas pipeline, offering a possible source of energy for future mining operations. The properties are within 15 kilometres of Yamana’s 100%-owned Bema ranch base camp and generally accessible all year by 2-wheel drive vehicles. Yamana owns all or part of three contiguous ranches to secure surface rights over 420 square kilometres that includes much of the area of the Micmar properties and the most important known gold targets.

        The Micmar properties cover much of a 12-kilometre-wide circular volcanic feature thought to be a possible caldera. This feature is continuously underlain by a moderately thick sequence of Jurassic-age rhyolitic ash-tuffs and volcaniclastic beds, part of a regional lithologic unit known as the Chon Aike Formation. A variety of gold occurrences have been discovered in the Micmar area, mostly in association with various shallow-level volcanic structures such as rhyolite domes, volcanic breccias, and fissure vents, and in epithermal quartz-adularia fissure vein systems.

        Yamana explored the Micmar properties in moderate detail from 1995 to 1999. During this period, several drilling campaigns tested 21 different targets with 300 drill holes totalling 20,545 metres. Additionally, more than 6,000 meters of shallow backhoe trenches were dug and sampled across parts of the properties. Almost 90% of the drilling consisted of reverse-circulation drill holes including 166 shallow scout holes (average 20 metres depth) drilled during the early prospecting stages of exploration and 101 deeper holes (average 145 metres depth) optimized to define large-tonnage bulk-mineable gold targets. Thirty-three of Yamana’s 300 Micmar drill holes were diamond core holes, mostly drilled during later campaigns when exploration was directed toward high-grade gold veins and shoots.

La Paloma (Syrah), Argentina

        Yamana acquired the Syrah property (since renamed “La Paloma”) when it completed the acquisition of Platero in March 2001. Ownership was subsequently transferred from Yamana to RYSA and the property is now part of the Santa Cruz Joint Venture.

        When Yamana acquired Platero, the La Paloma (Syrah) property consisted of a single exploration claim (“cateo”) of 99 square kilometres; subsequently, the Santa Cruz Joint Venture filed five new exploration claims surrounding the property, expanding the project to approximately 600 square kilometres in size. The Santa Cruz Joint Venture has also signed an option to purchase agreement with the owner of La Paloma ranch, thus securing 190 square kilometres of surface rights covering important parts of the project area.

        La Paloma is located about 40 kilometres northwest of Martinetas. It is transected by a major all-weather graded road that provides year-around access for 2-wheel drive vehicles to Argentina’s main north-south paved highway, Ruta 3, which lies about 60 kilometres east of the property. This highway offers easy access to ocean ports and other modern facilities. A major gas pipeline that runs parallel to Ruta 3 offers a possible source of energy for future mining operations. The area consists of rolling, treeless windswept terrain, ranging from 150 to 200 metres above sea level.

        The area is underlain largely by andesitic volcanic flows, ash-tuffs, and volcaniclastic beds, part of a locally thick Jurassic-age volcanic sequence known as the Bajo Pobre Formation which is overlain by rhyolitic volcanic units of the regionally extensive Chon Aike Formation. The andesitic rocks of the Bajo Pobre are slightly richer in iron and more chemically reactive than the Chon Aike rhyolitic rocks and they commonly form conspicuous bright-coloured alteration haloes around old hydrothermal centres which occur along the plethora of crisscrossing fault and fracture zones.

        The La Paloma area was first explored by Newcrest in 1993-1997 and optioned for a short period to North in 1997. Both are major mining companies who focused their exploration efforts in this area on finding large tonnage bulk-mineable gold targets – not narrow high-grade veins. The companies collected more than 1,200 surface samples, drilled 12 widely-spaced reverse circulation holes totalling 1,402 metres, and completed several kilometres of shallow backhoe surface trenches after the drilling campaign was done. Newcrest subsequently relinquished the mineral rights in 2000 and the property was then acquired by Platero.

Estrella and Condor, Argentina

        Yamana’s adjacent Estrella and Condor properties are located in the central part of the Deseado Massif, adjoining the western boundary of the major producing Cerro Vanguardia gold-silver property. Estrella and Condor each consist of two Manifestations of Discovery plus zones of protection, a collective area of approximately 52 square kilometres.

        The area consists of rolling, moderately incised, treeless windswept terrain, approximately 300 metres average elevation above sea level. From Argentina’s main north-south paved highway (Ruta 3) located to the east, the properties are reached by 30 kilometres of graded all-weather secondary road followed by approximately 40 kilometres of poorly maintained 4-wheel drive ranch access roads. Ruta 3 offers easy year-around access to coastal shipping ports. A major gas pipeline that runs parallel to Ruta 3 has been tapped as source of energy for operations at the Cerro Vanguardia mine. Surface rights on both properties are owned by a single large ranch and are not currently controlled by Yamana.

        Yamana briefly tested the Estrella and Condor properties in 1996-1997 with a series of wide-spaced reverse-circulation drill holes: 17 holes totalling 2,497 metres at Estrella, and 25 holes totalling 4,040 metres at Condor. Additionally, 1.8 kilometres of shallow exploration trenches were completed at Condor; no trenching has been done at Estrella. This exploration campaign was largely focused on large-tonnage bulk-mineable targets, not on high-grade gold veins such as those currently being exploited at Cerro Vanguardia.

        At Estrella, the principal gold-bearing structure is Veta Michélle, comprised of a set of sub-parallel quartz veins extending west across the property from the adjoining Cerro Vanguardia mine property. Exposed intermittently for 2.5 kilometres along strike, Veta Michelle disappears to the west beneath a thin cover of young basalt flows. The Santa Cruz Joint Venture has to date made no plans to pursue this property.

        Yamana’s Condor property, which adjoins Estrella on the north, contains at least two large structures that extend off the Cerro Vanguardia mine property. The structures form a set of sub-parallel faults with a large uplifted block between the structures. The uplifted block is comprised mostly of arkosic sandstones and organic-rich shales of the slightly older Jurassic-age Roca Blanca Formation and partly by andesitic volcanic tuffs of the Bajo Pobre Formation, and it is flanked by slightly younger Jurassic-age rhyolitic ash-tuffs of the regionally extensive Chon Aike Formation. The bounding faults apparently served as conduits for hydrothermal activity that pumped considerable amounts of silica and arsenic, together with minor gold and silver, into the surrounding rocks. In Yamana’s 1996-1997 search for bulk-mineable gold deposits, these structures and the adjacent sandstone formation were tested by drilling and trenching with disappointing results, but several targets remain untested. The Santa Cruz Joint Venture has to date made no plans to pursue this property.

Other Properties in Argentina

        Yamana’s other properties in the current Santa Cruz Joint Venture are all early-stage exploration properties that have not been examined in detail with trenching or tested by drilling. Most of the properties occur within a 40-kilometre radius of the Micmar properties and Yamana’s operations base camp, which would likely serve as a central site for possible future mining operations. The properties are all less than 250 metres above sea level, close to existing infrastructure, and generally accessible all year by two-wheel drive or four-wheel drive vehicles. Surface rights for these properties are currently not controlled by Yamana.

        Most of these early-stage properties are geologically similar to Micmar or La Paloma, consisting mainly of epithermal vein systems hosted by Jurassic-age rhyolitic volcanic rocks of the Chon Aike Formation or andesitic volcanic rocks of the Bajo Pobre Formation. In a few instances, the vein systems are hosted by older units such as Permian-age sandstones and conglomerates of the La Golondrina Formation or Triassic-age granitic rocks of the La Leona Formation.

ITEM 5
MANAGEMENT’S DISCUSSION AND ANALYSIS

        Reference is made to the Company’s Management’s Discussion and Analysis of Operations and Financial Condition and the Company’s consolidated financial statements and the related notes thereto for the fiscal year ended February 29, 2004, which are incorporated herein by reference and can be viewed at www.sedar.com.

Selected Consolidated Financial Information of Yamana

        The following tables set forth selected consolidated financial information of the Company for the financial years ended February 29, 2004 and February 28, 2003 and 2002. The following summary of selected consolidated financial information is derived from, should be read in conjunction with and is qualified in its entirety by reference to the Company’s consolidated financial statements, including the notes thereto, and Management’s Discussion and Analysis for the year ended February 29, 2004, which can be viewed at www.sedar.com. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The Company uses the United States dollar as its reporting currency.

	Year Ended February 29, 2004	Years Ended February 28
	2004	2003	2002
For the period:
Net revenue	19,811,377	--	5,840,154
Net earnings (loss)	1,007,646	(3,391,949)	(11,028,955)
Cash generated by (applied to)	5,590,653	(802,321)	411,731
operating activities
Cash generated by (applied to)	56,349,304	1,402,096	(660,186)
financing activities
Cash generated by (applied to)	(28,058,837)	(91,006)	(996,487)
investing activities
Weighted average number of Common Shares
outstanding (thousands)	43,674	2,347	1,890

	Year Ended February 29, 2004	Years Ended February 28
	2004	2003	2002
Per Common Share:
Basic loss	0.02	(1.45)	(5.84)
Diluted loss	0.02	(1.45)	(5.84)
At period end:
Cash and cash equivalents	$34,603,464	722,344	213,575
Total assets	93,948,061	6,620,806	10,142,315
Total liabilities	12,686,973	2,850,791	5,857,987
Shareholders' equity	81,261,088	3,770,015	4,284,328

Quarterly Information

        The following table sets forth selected consolidated financial information of the Company for each of the eight most recently completed quarters ending February 29, 2004.

	2004				2003

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

For the period:
Net revenue	10,452,701	9,358,676	--	--	--	--	--	--
Net Income (loss)	638,855	2,112,827	(1,349,250)	(394,786)	(2,094,185)	(321,002)	(386,267)	(590,515)
Cash generated by
(applied to)	2,411,083	3,894,749	(391,961)	(318,207)	(54,132)	(100,944)	(38,891)	(633,489)
operating activities
Cash generated by
(applied to)	20,179,339	(575,957)	36,728,146	(36,007)	792,596	172,500	32,000	475,000
financing activities
Cash generated by
(applied to)	(4,247,176)	(1,800,952)	(21,857,708)	(104,199)	(58,697)	(32,509)	--	200
investing activities
Per Common Share:
Basic and diluted profit
(loss)	0.01	0.03	(0.06)	(0.13)	$ (0.05)	$ (0.13)	$ (0.11)	$ (0.28)

Outstanding Share Data

        The Company has 95,060,749 Common Shares and no first preference shares, series 1, outstanding as of the date hereof. In addition, as of the date hereof, the Company has 41,430,936 warrants outstanding, which are exercisable into 41,430,936 Common Shares, and 5,452,602 stock options outstanding of which 5,287,602 are currently exercisable into 5,287,602 Common Shares.

ITEM 6
DIVIDENDS

        The Company has never paid a dividend on the Common Shares and does not expect to do so in the foreseeable future. The actual timing, payment and amount of any dividends paid by the Company will be determined by the Board from time to time based upon, among other things, the cash flow, results of operations and financial condition of the Company, the need for funds to finance ongoing operations and such other business considerations as the Board considers relevant.

ITEM 7
CAPITAL STRUCTURE

Authorized Capital

        The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of first preference shares, Series 1 (the “Preference Shares”) of which there are 95,060,749 Common Shares and no Preference Shares issued and outstanding as of the date hereof.

Common Shares

        Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Company’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Preference Shares

        Upon a consolidation, merger, or amalgamation of the Company with or into any other corporation, holders of Preference Shares who have not exercised their right of conversion at the date of the consolidation, merger, or amalgamation are entitled to receive upon the exercise of their conversion right, after the effective date of the consolidation, merger, or amalgamation, the aggregate number of shares or securities or property of the Company resulting from the consolidation, merger, or amalgamation, the holder would have been entitled to receive if they had at the effective date of the consolidation, been the registered holder of such number of common shares. Holders of Preference Shares are also entitled to receive, in the event of liquidation, dissolution or winding up of the Company, an amount equal to US$0.125 in respect of each of Preference Share held and all unpaid cumulative dividends before any distribution of the assets of the Company among holders of the Common Shares or any other class of shares.

ITEM 8
MARKET FOR SECURITIES

Price Range and Trading Volume

Common Shares

        The Common Shares are listed and posted for trading on the TSX under the symbol “YRI”, on Amex under the symbol “AUY” and on AIM under the symbol “YAU”. The following table sets forth information relating to the monthly trading of the Common Shares on the TSX for the fiscal year ended February 29, 2004.

Period	High (Cdn.$)	Low (Cdn.$)	Volume
March 2003	4.46	3.06	2,195,031
April 2003	3.62	2.23	1,588,180
May 2003	2.65	1.81	2,404,279
June 2003	3.48	1.81	2,202,049
July 2003	2.65	1.25	7,297,579
August 2003	2.30	1.53	5,270,107
September 2003	2.40	1.73	810,666
October 2003	2.70	1.65	17,083,194
November 2003	3.77	2.31	13,567,009
December 2003	3.70	2.57	9,987,845
January 2004	3.60	2.75	7,085,742
February 2004	3.65	2.80	4,814,920

Common Share Purchase Warrants

        The common share purchase warrants of the Company are listed and posted for trading on the TSX under the symbol “YRI.WT”. The following table sets forth information relating to the monthly trading of the warrants for the fiscal year ended February 29, 2004.

Period	High (Cdn.$)	Low (Cdn.$)	Volume
October 2003(1)	1.44	0.72	6,232,386
November 2003	2.64	1.34	2,042,267
December 2003	2.50	1.75	576,484
January 2004	2.50	1.75	1,084,700
February 2004	2.50	1.77	859,000
Note: (1)	The warrants were listed and began trading on the TSX in October 2003.

ITEM 9
DIRECTORS AND OFFICERS

        The following table sets forth the name, municipality of residence, position held with the Company, principal occupation and number of shares beneficially owned by each person who is a director and/or an executive officer of the Company. The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers hereinafter named is in each instance based upon information furnished by the person concerned and is as at the date hereof. All directors hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed.

Name and Municipality of Residence	Position with the Company	Principal Occupation	Number of Common Shares Benefically Owned, Directly or Indirectly or Over Which Control or Direction is Exercised
James Askew(2)(3)(4)	Director since July 31, 2003	Professional Director,	Nil
Denver, Colorado		International Resource
		Industry

Victor H. Bradley(1)(4)	Chairman of the Board and	Mining Consultant	432,013
Montecito, California	Director since February 7,
	1995

Peter Marrone	Director since July 31,	President and Chief	2,066,667
Toronto, Ontario	2003 and President and	Executive Officer of the
	Chief Executive Officer	Company

Patrick J. Mars(1)(3)(4)	Director since August 16,	Mining consultant	20,897
Toronto, Ontario	2001

Juvenal Mesquita Filho	Director since July 31,	President of Mineracao	Nil(8)
São Paulo, Brazil	2003	Santa Elina S/A

Antenor F. Silva, Jr	Director since July 31,	Chief Operations Officer	Nil(8)
Rio de Janeiro, Brazil	2003 and Chief Operations	of the Company
	Officer

Name and Municipality of Residence	Position with the Company	Principal Occupation	Number of Common Shares Benefically Owned, Directly or Indirectly or Over Which Control or Direction is Exercised
Lance S. Tigert(1)(2)(3)	Director since February 7,	Corporate Director and	10,000
Toronto, Ontario	1995	Mining Consultant

Charles Main	Vice President, Finance and	Vice President, Finance	Nil(9)
Burlington, Ontario	Chief Financial Officer	and Chief Financial
		Officer of the Company

Melvin Klohn	Executive Vice President,	Executive Vice President,	83,751
Spokane, Washington	Exploration	Exploration of the Company

Greg McKnight	Executive Vice President,	Executive Vice President,	200,000
Toronto, Ontario	Business Development	Business Development of
		the Company

Mark T. Bennett	Corporate Secretary	Partner, Cassels Brock &	Nil
Mississauga, Ontario		Blackwell LLP

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Technical Committee.
(4)	Member of the Corporate Governance and Nominating Committee.
(5)	Mr. Marrone also owns 208,333 common share purchase warrants of the Company and has subscribed for an additional 217,391 Common Shares of the Company.
(6)	Mr. Mars also served as a director of the Company between February 7, 1995 and February 18, 1999.
(7)	Held indirectly through PJ Mars Investments Ltd. Mr. Mars also owns 100,000 common share purchase warrants of the Company indirectly through PJ Mars Investments Ltd.
(8)	Each of Filho and Silva has subscribed for 208,695 Common Shares of the Company.
(9)	Mr. Main has subscribed for 68,870 Common Shares of the Company.
(10)	Mr. McKnight has subscribed for 69,565 Common Shares of the Company.

        Each of the foregoing individuals has held his present principal occupation or other office or position with the same firm set opposite his name for the past five years, except for: Mr. Askew who, from March 1999 to October 1999, was President and Chief Executive Officer of Golden Star Resources Ltd.; Mr. Bradley who, prior to July 2003, was President and Chief Executive Officer of the Company; Mr. Marrone who, from 2001 to July 2003, was Executive Vice President and Managing Director, Investment Banking of Canaccord Capital Corporation and prior thereto, from 1994 to 2001, was a partner at the law firm of Cassels Brock & Blackwell LLP; Mr. Mars who, from January 1999 to May 2001, was Chairman and Director of First Marathon Securities (UK) Ltd. (later acquired by National Bank of Canada); Mr. Silva who, prior to July 2003, was President of Santa Elina; Mr. Tigert who, prior to his retirement in December 2002, was Senior Vice President, Project Development of Noranda Inc.; Mr. Mesquita Filho who from September 1994 to April 2003, was Director of Santa Elina; and Mr. Main, who from December 2002 to August 2003 was Director, Corporate Development at Newmont Mining Corporation; and Mr. McKnight, who held the position of Vice President and Director of Investment Banking at each of Canaccord Capital Corporation, from December 2002 to February 2004, HSBC Securities (Canada) Inc., from February 2001 to November 2002, and TD Securities Inc., from January 1998 to December 2000.

        As of the date hereof, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 2,813,328 Common Shares, representing approximately 3.0% of the total number of Common Shares outstanding.

Corporate Cease Trade Orders or Bankruptcies

        No director, officer, promoter or other member of management of the Company is, or within the ten years prior to the date hereof has been, a director, officer, promoter or other member of management of any other issuer that, while that person was acting in the capacity of a director, officer, promoter or other member of management of that issuer, was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Mr. Patrick Mars who was President and Chief Executive Officer of a mining company when it made a voluntary arrangement with creditors in 1998.

Conflicts of Interest

        To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest among the Company, its promoters, directors, officers or other members of management of the Company, or persons who, as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of the Company and their duties as a director, officer, promoter or member of management of such other companies.

        The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Canada Business Corporations Act and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

ITEM 10
PROMOTER

        Santa Elina Mines Corporation has taken the initiative in substantially reorganizing the business of the Company. In connection with the reorganization of the business of the Company, Santa Elina received approximately 38.8% of the outstanding Common Shares and, accordingly, may be considered to be a promoter of the Company within the meaning of applicable securities legislation. As of the date hereof, Santa Elina holds approximately 28.7% of the outstanding Common Shares of the Company.

ITEM 11
LEGAL PROCEEDINGS

        The Company is not a party to any pending legal proceedings the outcome of which could have a material adverse effect on the Company.

ITEM 12
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

        Other than as described below or as disclosed elsewhere herein, none of the directors, executive officers or principal shareholders of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction within the past three years or in any proposed transaction that has materially affected or will materially affect the Company or any of its subsidiaries.

        In connection with the resignation of Victor Bradley, the Chairman of the Company and the former President and Chief Executive Officer of the Company, effective July 31, 2003, the Company paid him $50,000 and issued 350,000 Common Shares to Mr. Bradley in lieu of any and all amounts that may be owing to Mr. Bradley pursuant to the terms of his employment agreement with the Company. Mr. Bradley agreed that he will not sell or otherwise dispose of such Common Shares as to 87,500 shares on or before February 12, 2004, as to 87,500 shares on or before August 12, 2004 and as to 87,500 shares on or before February 12, 2005, without the consent of Canaccord Capital Corporation.

        On July 31, 2003, the Board approved, subject to receipt of all regulatory and shareholder approvals, a resolution authorizing subscriptions for the issuance of an aggregate of 808,000 Common Shares to certain employees of the Company at an issue price of Cdn$1.67 per share. In connection with the reverse takeover of the Company by Santa Elina Mines Corporation in August 2003, the Company agreed to grant an aggregate of 5 million options to purchase Common Shares at an exercise price of $1.20 per share, being the issue price of the subscription receipts sold pursuant to the $55.5 million equity financing completed by the Company in July 2003. As these options were subsequently granted at an exercise price of $1.67 per share, to accommodate the difference in value, the Company has committed to issue 808,000 Common Shares to the optionees on a pro rata basis. The Company has agreed to fund the subscription obligations. The funding is non-interest bearing. The employees of the Company and the number of Common Shares to be issued to such persons are set forth in the following table:

Name	Number of Common Shares
Peter Marrone	217,391
Antenor Silva	208,695
Charles Main	68,870
Juvenal Mesquita Filho	208,695
Greg McKnight	69,565
Seiti Nakamura	17,392
Evandro Cintro	17,392

Total:	808,000

ITEM 13
AUDITORS, TRANSFER AGENT AND REGISTRAR

        The auditors of the Company are Deloitte & Touche LLP, Independent Registered Chartered Accountants, Vancouver, British Columbia. The transfer agent and registrar for the Common Shares is CIBC Mellon Trust Company at its principal offices in Toronto, Ontario.

ITEM 14
MATERIAL CONTRACTS

        The only material contracts entered into by the Company within the most recently completed financial year, other than in the ordinary course of business, are as follows:

1.	the Agency Agreement dated July 31, 2003 referred to under the heading “General Development of the Business of the Company – Three Year History”;

2.	the Subscription Receipt Agreement dated July 31, 2003 referred to under the heading “General Development of the Business of the Company – Three Year History”;

3.	the Warrant Indenture dated July 31, 2003 referred to under the heading “General Development of the Business of the Company – Three Year History”;

4.	the Master Agreement dated July 31, 2003 referred to under the heading “General Development of the Business of the Company – Three Year History”;

5.	the Share Purchase Agreement dated June 23, 2003 referred to under the heading “General Development of the Business of the Company – Acquisitions and Dispositions”;

6.	the Chapada Agreement dated June 23, 2003 herein referred to under the heading “General Development of the Business of the Company – Acquisitions and Dispositions”; and

7.	the Fazenda Brasileiro Acquisition Agreement dated June 17, 2003 herein referred to under the heading “General Development of the Business of the Company – Acquisitions and Dispositions”.

ITEM 15
AUDIT COMMITTEE

Charter

I.	Purpose

        The Audit Committee shall provide assistance to the Board of Directors of Yamana Gold Inc. (the “Company”) in fulfilling its financial reporting and control responsibilities to the shareholders of the Company and the investment community. The external auditors will report directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities are to:

•	Oversee (i) the integrity of the Company’s financial statements; (ii) the Company’s compliance with legal and regulatory requirements; and (iii) the independent auditors’ qualifications and independence.

•	Serve as an independent and objective party to monitor the Company’s financial reporting processes and internal control systems.

•	Review and appraise the audit activities of the Company’s independent auditors and the internal auditing functions.

•	Provide open lines of communication among the independent auditors, financial and senior management, and the Board of Directors for financial reporting and control matters.

II.	Composition

        The Audit Committee shall be comprised of at least three directors. Each Committee member shall be an “unrelated director” in accordance with the Corporate Governance Guidelines of the Toronto Stock Exchange in effect from time to time, if any. In addition, the composition of the Audit Committee shall comply with the rules and regulations of any other stock exchange on which the shares of the Company are listed, subject to any waivers or exceptions granted by such stock exchange.

        In addition, a director shall not be qualified to be a member of the Audit Committee if such director (i) is an “affiliated person” or (ii) receives (or his/her immediate family member or the entity for which such director is a director, member, partner or principal and which provides consulting, legal, investment banking, financial or other similar services to the Company), directly or indirectly, any consulting, advisory, or other compensation from the Company other than compensation for serving in his or her capacity as member of the Board and as a member of Board committees. An “affiliated person” means a person who directly or indirectly controls the Company, or a director, executive officer, partner, member, principal or designee of an entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company.

        In addition, in the event that proposed Multilateral Instrument 52-110 – Audit Committees is enacted into law, each member of the Audit Committee shall be “independent” as such term is defined in Multilateral Instrument 52-110 – Audit Committees.

        All members shall, to the satisfaction of the Board of Directors, be financially literate (i.e. will have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements), and at least one member shall have accounting or related financial management expertise to qualify as a “financial expert”. A person will qualify as “financial expert” if he or she possesses the following attributes:

1.	an understanding of financial statements and generally accepted accounting principles used by the Company to prepare its financial statements;

2.	an ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

3.	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

4.	an understanding of internal controls and procedures for financial reporting; and

5.	an understanding of audit committee functions.

        The Committee members will be elected annually at the first meeting of the Board of Directors following the annual general meeting of shareholders.

III.	Responsibilities and Powers

        Responsibilities and powers of the Audit Committee include:

•	Annual review and revision of this Charter as necessary with the approval of the Board of Directors provided that this Charter may be amended and restated from time to time without the approval of the Board of Directors to ensure that that the composition of the Audit Committee and the Responsibilities and Powers of the Audit Committee comply with applicable laws and stock exchange rules.

•	Making recommendations to the Board of Directors regarding the selection, the appointment, evaluation, fees and compensation and, if necessary, the replacement of the independent auditors.

•	Approving the appropriate audit engagement fees and the funding for payment of the independent auditors’ compensation and any advisors retained by the Audit Committee.

•	Ensuring that the auditors report directly to the Audit Committee and are made accountable to the Board and the Audit Committee, as representatives of the shareholders to whom the auditors are ultimately responsible.

•	Confirming the independence of the auditors, which will require receipt from the auditors of a formal written statement delineating all relationships between the auditors and the Company and any other factors that might affect the independence of the auditors and reviewing and discussing with the auditors any significant relationships and other factors identified in the statement. Reporting to the Board of Directors its conclusions on the independence of the auditors and the basis for these conclusions.

•	Overseeing the work of the independent auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.

•	Ensuring that the independent auditors are prohibited from providing the following non-audit services and determining which other non-audit services the independent auditors are prohibited from providing:

–	bookkeeping or other services related to the accounting records or financial statements of the Company;

–	financial information systems design and implementation;

–	appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

–	actuarial services;

–	internal audit outsourcing services;

–	management functions or human resources;

–	broker or dealer, investment adviser or investment banking services;

–	legal services and expert services unrelated to the audit; and

–	any other services which the Public Company Accounting Oversight Board determines to be impermissible.

•	Approving any permissible non-audit engagements of the independent auditors, in accordance with applicable legislation.

•	Meeting with the auditors and financial management of the Company to review the scope of the proposed audit for the current year, and the audit procedures to be used.

•	Reviewing with management and the independent auditors:

–	the Company’s annual financial statements and related footnotes, management’s discussion and analysis and the annual information form, for the purpose of recommending approval by the Board of Directors prior to its release, and ensuring that:

•	management has reviewed the audited financial statements with the audit committee, including significant judgments affecting the financial statements

•	the members of the Committee have discussed among themselves, without management or the independent auditors present, the information disclosed to the Committee

•	the Committee has received the assurance of both financial management and the independent auditors that the Company’s financial statements are fairly presented in conformity with Canadian GAAP in all material respects

–	Any significant changes required in the independent auditors’ audit plan and any serious issues with management regarding the audit.

–	Other matters related to the conduct of the audit that are to be communicated to the Committee under generally accepted auditing standards.

•	Reviewing with the independent auditors and management the adequacy and effectiveness of the financial and accounting controls of the Company.

•	Establishing procedures: (i) for receiving, handling and retaining of complaints received by the Company regarding accounting, internal controls, or auditing matters, and (ii) for employees to submit confidential anonymous concerns regarding questionable accounting or auditing matters.

•	Reviewing with the independent auditors any audit problems or difficulties and management’s response and resolving disagreements between management and the auditors.

•	Making inquires of management and the independent auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk to the Company.

•	Assessing the overall process for identifying principal business, political, financial and control risks and providing its views on the effectiveness of this process to the Board.

•	Ensuring that the disclosure of the process followed by the Board of Directors and its committees, in the oversight of the Company’s management of principal business risks, is complete and fairly presented.

•	Ensuring adequate procedures are in place for review of the Company’s disclosure of financial information and assess the adequacy of these procedures at least once per year.

•	Reviewing of confirmation of compliance with the Company’s policies on internal controls, conflicts of interests, ethics, foreign corrupt practice, etc.

•	Ensuring that the Company’s Annual Information Form and the Company’s Management Information Circular contains the disclosure as required by law, including, if enacted, proposed Form 52-110F1.

•	Reviewing with financial management and the independent auditors interim financial information, including interim financial statements, management discussion and analysis and financial press releases for the purpose of recommending approval by the Board of Directors prior to its release.

•	At least annually obtaining and reviewing a report prepared by the independent auditors describing (i) the auditors’ internal quality-control procedures; and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues.

•	Reviewing and approving hiring policies for employees or former employees of the past and present independent auditors.

•	Engaging independent counsel and other advisors if the Committee determines such advisors are necessary to assist the Committee in carrying out its duties and setting and paying for any counsel or advisors employed by the Audit Committee.

•	Reporting annually to the shareholders in the Company’s Management Information Circular prepared for the annual and general meeting of shareholders on the carrying out of its responsibilities under this charter and on other matters as required by applicable securities regulatory authorities.

IV.	Meetings

        The Audit Committee will meet regularly at times necessary to perform the duties described above in a timely manner, but not less than four times a year. Meetings may be held at any time deemed appropriate by the Committee.

        Meetings may be with representatives of the independent auditors, and appropriate members of management, all either individually or collectively as may be required by the Chairman of the Committee.

        The independent auditors will have direct access to the Committee at their own initiative.

        The Chairman of the Committee will report periodically the Committee’s findings and recommendations to the Board of Directors.

Composition

        The Audit Committee is comprised of the following members, all of whom are "independent" and "financially literate", as such terms are defined in Multilateral Instrument 52-110: Messrs. Victor H. Bradley (Chair), Patrick J. Mars, and Lance S. Tigert.

Pre-Approval Policies and Procedures

        Any proposed engagement of the Company’s auditors for the performance of non-audit services on behalf of the Company must be approved by the Chairman of the Audit Committee.

External Auditor Service Fees

(a)	Audit Fees

        For the fiscal year ended February 28, 2003 a total of Cdn$59,500 in fees were billed by the Company’s external auditors in relation to audit services performed on behalf of the Company, and for the fiscal year ended February 28, 2004, a total of Cdn$406,930 fees have been billed to-date in connection with audit services.

(b)	Audit-Related Fees

        For the fiscal year ended February 28, 2003, no audit-related fees were billed by the Company’s external auditors.

        For the fiscal year ended February 29, 2004, a total of Cdn$26,700 was billed for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reporting under the “audit fees” category above. These services included internal control reviews, transaction due diligence and other services related to acquisitions and dispositions.

(c)	Tax Fees

        No fees were paid in either of the last two fiscal years for professional services rendered by the Corporation’s external auditors for tax compliance, tax advice, and tax planning.

(d)	All Other Fees

        No other fees were paid to the external auditors of the Company in either of the last two fiscal years.

ITEM 16
INTERESTS OF EXPERTS

        John R. Sullivan, P. Geo., Senior Associate Geologist, G. Ross MacFarlane, P. Eng., Senior Associate Metallurgical Engineer and Valasquez Spring, P. Eng., Senior Geologist, each of Watts, Griffis and McQuat Limited are the authors of the technical report dated July 4, 2003 entitled “A Technical Review of the Fazenda Brasileiro Gold Mine and Adjacent Exploration Property in Bahia State, Brazil for Santa Elina Mines Corporation”, referred to herein under the heading “Narrative Description of the Business – Mineral Projects”. Neither Mr. Sullivan, Mr. MacFarlane nor Mr. Sprint has any interest in either the Fazenda Brasileiro property or in any securities of the Company, nor do they expect to receive or acquire any such interests. The February 2004 statement of estimated mineral reserves for the Fazenda Brasileiro property referred to under “Narrative Description of the Business – Mineral Projects”, was prepared by Juan Luis Cespedes Goycochea, Geologist and Geostatician of Cespedes & Cia Ltd. and reviewed by Mel Klohn, Vice President, Exploration of Yamana. Mr. Cespedes does not have any interest in either the Fazenda Brasileiro property or in any securities of the Company. Other than as disclosed herein, Mr. Klohn does not have any interest in the Fazenda Brasileiro property and his interest in the securities of the Company represents less than one percent of the Company’s outstanding securities.

        John M. Marek, P.E. and Michael G. Hester of Independent Mining Consultants Inc. are the authors of the technical report dated February 2004 entitled “Chapada Copper-Gold Project, Goias State, Brazil – Technical Report pursuant to National Instrument 43-101 of the Canadian Securities Administrators”, referred to herein under the heading “Narrative Description of the Business – Mineral Projects”. Neither Mr. Marek nor Mr. Hester has any interest in either the Chapada property or in any securities of the Company, nor do they expect to receive or acquire any such interests.

        Michael W. Cassiday, AusIMM, Vice President of Kappes, Cassiday & Associates and Melvin L. Klohn, P. Geo., Vice President, Exploration of the Company, are the authors of the technical report dated December 22, 2003 entitled “Fazenda Nova Technical Report for an Open Pit/Heap Leach Gold Project in Brazil”, referred to herein under the heading “Narrative Description of the Business – Mineral Projects”. Mr. Cassiday does not have any interest in either the Fazenda Nova/Lavrinha property or in any securities of the Company. Subsequent to co-authorizing the technical report dated December 22, 2003, Mr. Klohn was appointed as Vice-President, Exploration of the Company. Other than as disclosed herein, Mr. Klohn does not have any interest in the Fazenda Nova/Lavrinha property and his interest in the securities of the Company represents less than one per cent of the Company’s outstanding securities.

        Melvin L. Klohn, Vice President, Exploration of the Company, has prepared the geological and historical property summaries disclosed herein under the headings “Narrative Description of the Business – Mineral Projects –

Cumaru-Gradaus, Brazil – Eastern Santa Cruz Province, Argentina – Martinetas and other Micmar Properties, Argentina – Other Properties in Argentina”. Other than as disclosed herein, Mr. Klohn has no interest in the above-noted properties, and his interest in the securities of the Company represents less than one per cent of the Company’s outstanding securities.

ITEM 17
ADDITIONAL INFORMATION

        The Company will also provide to any person upon request to the Chief Financial Officer of the Company:

(a)	when the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus:

(i)	one copy of the Company’s annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference therein;

(ii)	one copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed, together with the accompanying report of the auditor and one copy of any interim financial statements of the Company that have been filed for any period subsequent to its most recently completed financial year;

(iii)	one copy of the Company’s information circular in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate; and

(iv)	one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i), (ii) or (iii); or

(b)	at any other time, one copy of any documents referred to in clauses (a)(i), (ii) and (iii), provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a securityholder of the Company.

        Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, as applicable, is contained in the Company’s management information circular dated May 21, 2004. Additional financial information is provided in the Corporations financial statements and managements’ discussion and analysis for the fiscal year ended February 29, 2004. Additional financial information relating to the Corporation may also be found at www.sedar.com.

GLOSSARY OF MINING TERMS

        The following is a glossary of terms used in this initial annual information form:

"andesite"	A dark coloured, fine grained extrusive rock, the extrusive equivalent of diorite.

"assay"	An analysis to determine the presence, absence or concentration of one or more chemical components.

"basalt"	A dark coloured, fine grained igneous rock composed mainly of feldspar and pyroxene.

"basin"	An area in which sediments accumulate.

"bed"	The smallest division of a stratified rock series, marked by a well-defined divisional plane from its neighbors above and below.

"bedrock"	Solid rock underlying surficial deposits.

"belt"	A specific elongate area defined by unique geologic characteristics.

"carbonate"	A rock composed principally of calcium carbonate (CaCO3).

"cut-off grade"	The minimum metal grade at which a tonne of rock can be processed on an economic basis.

"cyanidation"	A process of extracting gold and silver from their ores by treatment with dilute solutions of potassium cyanide or sodium cyanide.

"deposit"	A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing mineral reserves, until final legal, technical and economic factors have been resolved.

"development"	The preparation of a known commercially mineable deposit for mining.

"diorite"	An igneous rock that is composed primarily of sodium feldspar and mafic minerals with little or no quartz.

"dip"	The angle at which a bed is inclined from the horizontal.

"displacement"	Relative movement of rock on opposite side of a fault.

"dyke"	A tabular body of igneous rock cross cutting the host strata at a high angle.

"epithermal"	Said of a hydrothermal mineral deposit formed within about 1 kilometre of the Earth’s surface and in the temperature range of 50 to 200 degrees Celsius, occurring mainly as veins. Also, said of that depositional environment.

"feasibility study"	Engineering study that is designed to define the technical, economic and legal viability of a mineral project with a high degree of reliability, contains detailed supporting evidence, and has a firm conceptual framework which can be used for more detailed construction designs and drawings. The study is of sufficient detail and accuracy to be used for the decision to proceed with the project and for financing.

"felsic"	Igneous rock composed principally of feldspars and quartz.

"g Au/t"	Grams of gold per metric tonne.

"gold equivalent ounces"	Gold equivalent ounces represents gold ounces plus silver ounces computed into gold ounces.

"grade"	(1) The slope of the bed of a stream, or of a surface over which water flows, upon which the current can just transport its load without either eroding or depositing. (2) The quality of an ore or metal content.

"granite"	A medium to coarse grained felsic intrusive rock.

"hectare"	An area contained by a square of 100 metres.

"intrusive"	Said of an igneous rock that invades older rocks.

"kaolinite"	A monoclinic mineral formed by hydrothermal alteration or weathering of aluminosilicates, especially feldspars; formerly called kaolin.

"kilometre"	One kilometre = 0.62 miles.

"lens"	A body of ore or rock that is thick in the middle and converges toward the edges, resembling a convex lens.

"Mafic"	Descriptive of rocks composed dominantly of magnesium and iron forming silicates.

"metamorphosed"	A rock that has been altered by physical and chemical processes including metamorphic” heat, pressure and fluids.

"metre"	One metre = 3.28 feet.

"mill"	A plant where ore is ground fine and undergoes physical or chemical treatment to extract the valuable metals.

"mineralization"	The concentration of minerals within a body of rock.

"mineralized material"	A mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s). Such a deposit does not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors concludes legal and economic feasibility.

"mineral reserves"	A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes allowances for dilution and losses that may occur when the material is mined.

Proven mineral reserve: A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable mineral reserve: A probable mineral reserve is the economically mineable part of an indicated mineral resource, and in some circumstances a measured mineral resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

"mineral resources"	A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured mineral resources: A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated mineral resources: Anindicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from location such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred mineral resources: An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

"mining claim"	That portion of public or private mineral lands which a party has staked mineral claim” or marked out in accordance with federal, provincial or state mining laws to acquire the right to explore for and exploit the minerals under the surface.

"net smelter return royalty/NSR"	A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

"ore"	A metal or mineral or a combination of these of sufficient value as to quality and quantity to enable it to be mined at a profit.

"ounces"	Troy ounces = 31.103 grams.

"outcrop"	An exposure of bedrock at the surface.

"prospect"	An area in which potential is suggested for economic mineralization.

"pyrite"	Iron sulfide (FeS2).

"pyroclastic"	Detrital volcanic materials that have been explosively ejected from a volcanic vent.

"quartz"	A mineral composed of silicon dioxide.

"reclamation"	The process by which lands disturbed as a result of mining activity are reclaimed back to a beneficial land use. Reclamation activity includes the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock piles and other disturbed areas.

"recovery"	A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

"refining"	The final stage of metal production in which impurities are removed from the molten metal.

"rhyolite"	A group of extrusive igneous rocks commonly exhibiting flow texture, with phenocrysts of quartz and alkali feldspar in a glassy to cryptocrystalline groundmass; also, any rock in that group; the extrusive equivalent of granite.

"sandstone"	A rock consisting of cemented grains of rock or mineral which are 0.05 to 2 millimetres in diameter, set in a matrix of silt or clay.

"schist"	A strongly foliated metamorphic rock.

"sediment"	Solid material that has settled down from a state of suspension in a liquid. More generally, solid fragmental material transported and deposited by wind, water or ice, chemically participated from solution, or secreted by organisms, and that forms in layers in loose unconsolidated form.

"slate"	A compact, fine-grained metamorphic rock that possesses slaty cleavage and hence can be split into slabs and thin plates.

"stockwork"	A network of usually quartz veinlets diffused in the original rock.

"strike"	Direction or trend of a geologic structure.

"structural"	Pertaining to geological structure.

"sulfide"	A group of minerals in which one or more metals are found in combination with sulfur.

"tonne"	One tonne = 1,000 kilograms = 2204.6 pounds.

"vein"	A thin sheet-like intrusion into a fissure or crack, commonly bearing quartz.

"volcanic"	Rocks originating from volcanic activity.